FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – 2015 Third quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2015

The financial information related to January-September 2015 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union. For comparative purposes only, the comparative figures  for January-September 2014 have been modified with respect to those presented last year, due to the conversion to the same rate as of the last quarter of 2014 (SICAD II 50 VEF/USD) of those operations referenced to the Venezuelan bolivar and following the consideration of T. UK as a discontinued operation in compliance with IFRS rules. The financial information for January-September 2014 using the exchange rate in use at the time (SICAD I 12.00 VEF/USD), prepared under IFRS as adopted by the European Union, can be found in the Addenda. This information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica’s third quarter results showed an acceleration in the pace of organic growth leveraged on solid fundamentals. Thus, the year-on-year organic revenue (+4.8%), OIBDA (+4.8%) and operating cash flow (+6.6%) growth was significantly higher than in previous quarters thanks to the solid commercial momentum, focused on high-value customers and services (fibre, pay TV, LTE, smartphones). Likewise, the savings obtained from the integration synergies in Germany and Brazil began to yield tangible results, especially the former, as the transaction in Germany was closed four quarters ago, while that of Brazil was closed in the previous quarter.

In reported terms, revenues (+10.8%), OIBDA (+2.9%) and free cash flow (+3.6%) maintained a strong year-on-year growth rate in the quarter, despite the negative impact from exchange rates evolution.

On the other hand, the basic earnings per share reached 0.91 euros in the first nine months of the year, an increase of 63.5%, reflecting the improved evolution of the operating and non-operating results.

Third quarter year-on-year evolution reflected the consolidation of GVT’s results in Telefónica Brasil and DTS’ in “Other companies and eliminations” (both since 1 May 2015), as well as E-Plus’ in T. Deutschland (since 1 October 2014). Likewise, Telefónica’s operations in the UK are reported as discontinued operations within Telefónica Group since January 2014, and their assets and liabilities are classified as “held for sale” in compliance with International Financial Reporting Standards (IFRS), as a result of the signing in March 2015 of the definitive sale agreement.

Accesses, 327.2 million as of September 2015, increased 1% year-on-year organic (+12% reported), leveraged on sustained growth in T. Hispanoamérica (+3%) and T. Deutschland (+2% organic). Compared to June, accesses dropped 1% mainly due to the application of more restrictive criteria when calculating the prepay customer base in Brazil (prepay net losses of 4.1 million). Furthermore, the strong year-on-year growth of high-value customers continued to stand out, mainly smartphones (+28%), LTE (4.3x), fibre (+36%) and pay TV (+18%). Total churn in the quarter stood at 3.1% (-0.7 percentage points compared to July-September 2014) and improved in all services, as a result of the Company’s focus on building loyalty among higher-value customers.

•	Mobile accesses totalled 251.4 million and grew 1% year-on-year organic (+12% reported) on the back of mobile contract (+6% year-on-year organic; +17% reported), which accounted for 35% of mobile accesses (+2 percentage points year-on-year). In contract, it is worth mentioning T. Brasil (+12% year-on-year), with quarterly net additions of 848 thousand customers benefitting from record gross adds, and T. Hispanoamérica (+3% year-on-year), with net additions of 449 thousand customers (3.8x vs. third quarter 2014).

•	Smartphones increased 1.5 times vs. the previous year (+28% organic) to reach 108.8 million as of September 2015, an increase in penetration of 12 percentage points year-on-year to 46%. In contract, smartphone penetration grew to 69% (+12 percentage points year-on-year), while in prepay it stood at 35% (+11 percentage points year-on-year). LTE customers (23.6 million; 4.3x year-on-year) represented 10% of total mobile accesses (+7 percentage points year-on-year).

•	Retail broadband accesses stood at 20.9 million and grew 2% compared to September 2014 in organic terms (+19% reported). Quarterly net additions amounted to 192 thousand accesses, backed by T. Brasil (+99 thousand accesses), T. Hispanoamérica (+72 thousand accesses) and T. España (+45 thousand accesses, 4.2x year-on-year).

•	Fibre accesses reached 5.8 million (4.0x vs. September 2014; +36% in organic terms) and reached record net additions in the quarter of 385 thousand accesses (+28% quarter-on-quarter) supported by T. España (+230 thousand) and T. Brasil (+148 thousand).

•	Pay TV accesses totalled 8.2 million (1.8x year-on-year), 18% more in organic terms than in September 2014 due to T. España (+59% year-on-year) and T. Brasil (+19% year-on-year), and reached quarterly net additions of 124 thousand accesses (T. España; +275 thousand accesses).

The depreciation of most Latin American currencies against the euro, especially the Brazilian real, the Venezuelan bolivar and the Colombian peso, had a negative impact on the year-on-year evolution of third quarter results, detracting 8.1 and 7.8 percentage points from reported revenue and OIBDA growth respectively (-2.6 percentage points and -2.8 percentage points respectively in January-September 2015).

On the other hand, the aforementioned changes in the perimeter of consolidation (inclusion of E-Plus, GVT and DTS) contributed 13.5 percentage points in the quarter to reported year-on-year revenue growth and 7.2 percentage points to OIBDA growth. In January-September 2015 changes in perimeter contributed 9.9 and 5.7 percentage points to reported year-on-year revenue and OIBDA growth, respectively.

Revenues amounted to 11,919 million euros in the third quarter of 2015 and sequentially accelerated their year-on-year organic growth by 0.4 percentage points to 4.8% (+10.8% reported). The main growth drivers were mobile data revenues, T. Hispanoamérica (accelerated to 12.6% year-on-year), T. Brasil (sustained mid-single digit growth) and T. España (grew year-on-year for the first time since the third quarter of 2008).

In January-September revenues reached 35,337 million euros and increased 4.2% in organic terms compared to the same period of the previous year (+11.9% reported). On the other hand, excluding the impact of regulation, revenues grew 5.8% in organic terms in the third quarter and 5.4% in the first nine months of 2015.

By segments, T. España, T. Brasil and T. Deutschland represented 65% of revenues in January-September 2015 (-1 percentage points year-on-year), while T. Hispanoamérica represented 30%, stable compared to the same period of the previous year.

Mobile data revenues continued to accelerate their year-on-year growth in the quarter to 19.3% (+16.3% in January-September) and represented 44% of mobile service revenues (+5 percentage points year-on-year), leveraged on higher smartphone penetration (+12 percentage points year-on-year) and the growing weight of LTE customers (+7 percentage points compared to September 2014). Non-SMS data revenues improved their growth rate to 26.8% year-on-year organic (+24.3% in the first nine months) and represented 82% of data revenues (+5 percentage points vs. July-September 2014). Data monetisation therefore continued to contribute to the acceleration of Group revenues. As an example, it is worth highlighting the higher average usage of data traffic by LTE customers (+63% vs. 3G), which translated into double-digit ARPU growth and a more efficient network usage.

In the third quarter, a provision of 74 million euros for restructuring costs and other non-recurring expenses was registered with the aim of enhancing the efficiency of the Company, which affected personnel expenses (12 million euros) and other net income/expense (62 million euros). By segments, it is worth noting the restructuring costs in T. Deutschland related to network integration projects (63 million euros). In the same period of 2014, restructuring costs amounted to 13 million euros in T. Deutschland in organic terms.

Operating expenses in July-September 2015 stood at 8,434 million euros, up 4.8% year-on-year in organic terms (+14.0% reported), driven by growth in T. Hispanoamérica and T. Brasil, reflecting the higher commercial momentum and an environment marked by the depreciation of most Latin American currencies against the dollar, partially offset by the savings resulting from integration synergies in T. Deutschland. In January-September 2015, operating expenses (25,043 million euros) increased 4.4% year-on-year organic (+14.5% reported) mainly as a result of higher network and system costs and other operating expenses.

Breakdown by component:

•	Supplies, 3,248 million euros in July-September (+1.3% year-on-year organic and +13.4% reported), reflected a higher handset consumption, mainly in higher smartphone gross additions, and the increase in content costs, although these were partially offset by lower mobile interconnection costs.

•	Personnel expenses, 1,673 million euros, increased 2.3% organic in the quarter compared to the same period of 2014 (+10.3% reported) affected mainly by inflationary pressure in some countries. However, the year-on-year organic growth rate reduced sequentially by 1.3 percentage points, driven by the savings from the restructuring plans implemented. The impact of non-recurring restructuring costs on OIBDA amounted to 12 million euros in the quarter, mainly in Brazil and Peru (13 million euros in the same period of 2014 in Germany).

The average headcount in the first nine months of 2015, excluding O2 UK, stood at 124,453 employees, 10.8% higher compared to the same period of the previous year (-2.5% including in 2014 the average headcount of E-Plus, GVT and DTS).

•	Other operating expenses amounted to 3,513 million euros in the last three months (+9.3% year-on-year organic; +16.5% reported) affected by inflation in some Latin American countries, higher network expenses associated to strong traffic growth and higher commercial intensity.

Other net expenses totalled 11 million euros in July-September 2015 (55 million euros net income in July-September 2014) and the year-on-year comparison is affected by the provision of the aforementioned non-recurring restructuring costs in Germany.

Gains on sale of fixed assets reached 29 million euros in the quarter (12 million euros in the third quarter of 2014), mainly including the sale of real estate assets in Spain (32 million euros of OIBDA impact) and the sale of non-strategic towers in T. Hispanoamérica (7 million euros of impact in OIBDA, mainly in Chile). During the first nine months the year this caption reached 118 million euros (61 million euros in the same period of 2014) and primarily included the aforementioned sale of real estate assets in Spain (51 million euros of OIBDA impact), the sale of non-strategic towers (47 million euros of OIBDA impact) and the sale of “yourfone GmbH” in Germany (15 million euros of OIBDA impact).

Operating Income Before Depreciation and Amortisation (OIBDA) of the July-September period stood at 3,693 million euros and continued to accelerate sequentially its year-on-year organic growth in 1.4 percentage points to 4.8% (+2.9% year-on-year reported). In January-September 2015, OIBDA totalled 11,013 million euros (+3.5% year-on-year organic; +5.7% reported).

The OIBDA margin for the last three months stood at 31.0%, stable year-on-year in organic terms (-2.4 percentage points reported). In January-September, the margin reached 31.2%, virtually stable in organic terms compared to the same period of 2014 (-1.8 percentage points in reported terms).

Depreciation and amortisation stood at 2,104 million euros in the third quarter and increased 3.5% year-on-year organic (+18.8% reported), mainly due to the depreciation of the new spectrum acquired in Brazil and Spain and the higher investment effort. In the first nine months it amounted to 6,356 million (+4.2% year-on-year organic; +20.8% reported). Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 132 million euros in the quarter (554 million euros in January-September 2015).

Operating Income (OI) of the July-September period totalled 1,589 million euros, 6.3% more in organic terms than in the same period of the previous year (-12.6% reported). In January-September 2015, operating income reached 4,657 million euros (+2.6% year-on-year organic; -9.6% reported).

Net financial expenses in the first nine months of 2015 totalled 1,897 million euros, 1.7% lower than the same period of the previous year. Excluding the negative exchange rate differences of 502 million euros, largely due to the impact of the adoption of the Venezuelan bolivar exchange rate set at SIMADI, the improvement would be 25.2% (471 million euros). Regarding this improvement, it is worth highlighting the positive effects of the divestment of the Group’s total stake in Telecom Italia, S.p.A. (404 million euros) and the lower cost of debt in euros (99 million euros), due to the reduction of fixed-rate debt and the capture of the lower euro short-term rates. The effective cost of the debt in the last twelve months, excluding exchange rates differences and the positive impact of the divestment in Telecom Italia, S.p.A., stood at 4.91%, 54 basis points below year-on-year.

In the third quarter of 2015, these expenses stood at 767 million euros, and increased 10.3% year-on-year as a result of non-recurring impacts.

Corporate income tax in the January-September period stood at 326 million euros, with an effective rate of 11.8% over a result of 2,756 million euros, 4.6 percentage points below the January-September 2014 rate, mainly due to the higher activation of tax credits in Spain during the second quarter of 2015.

The profit from continuing operations in the third quarter reached 566 million euros (-31.6% year-on-year) and 2,430 million euros during the first nine months of the year (-8.1% compared to the same period of 2014).

Profit from discontinued operations totalled 347 million euros (154 million euros in the same period of 2014), impacted by the cessation of depreciation and amortisation since the signing of the final sale agreement of Telefónica’s operations in the UK. Thus, in January-September it reached 2,188 million euros, with 1,257 million euros corresponding to deferred tax assets resulting from the estimation of the difference in Telefónica, S.A. between the fiscal value and the agreed value regarding the sale of Telefónica’s UK operations, which are expected to materialise in the foreseeable future when they are finally made deductible in the sale.

Profit attributable to minority interests detracted 29 million euros from third quarter net income, 51 million less than in the same period of the previous year, mainly due to the more negative results attributed to minority interests in T. Deutschland and the lower result attributed to minority interests in Brazil. During the first nine months of 2015, minorities reduced net income by 41 million euros (-85.4% year-on-year).

As a result, consolidated net income in July-September reached 884 million euros (-1.9% year-on-year) and 4,577 million euros in January-September (+69.6% year-on-year). Thus, basic earnings per share stood at 0.91 euros in the first nine months (+63.5% year-on-year) and 0.17 euros in the quarter (-9.6% year-on-year).

CapEx totalled 7,101 million euros in the January-September period (+8.8% year-on-year organic) and included 1,587 million euros of spectrum acquisitions. Investments continued to be focused on growth and transformation projects (deployment and expansion of 3G, 4G and fibre network coverage as well as an improvement in broadband and pay TV service quality), which reached 76% of the total (+2 percentage points year-on-year organic).

The operating cash flow (OIBDA-CapEx) amounted to 1,686 million euros in the third quarter and improved sequentially its organic year-on-year growth by 7.0 percentage points to 6.6% (-2.7% reported). In January-September, it reached 3,912 million euros (5,499 million euros excluding spectrum), 1.3% less than in the same period of 2014 in organic terms (-28.8% reported).

Interest payments during the first nine months of 2015 (1,838 million euros) fell 13.2% compared to the same period of 2014, mainly due to lower coupon payments and the reduction in the cost of debt. In July-September (436 million euros) interest payments declined 12.1% quarter-on-quarter, due to the seasonality of bond coupons.

Payment of taxes amounted to 374 million euros in January-September, 270 million euros less year-on-year primarily due to tax recoveries on definitive tax filings of previous years.

Working capital in the first nine months of the year consumed 646 million euros, 477 million euros higher vs. the same period of the previous year due to payments related to restructuring expenses accrued in 2014 as well as extraordinary impacts in the first half of 2014 (deferred income on advance payments in Germany and collections from the Spanish government’s vendor payment plan). Working capital management measures continued to contribute to the monetisation of revenues financed through the factoring of collections and to increase supplier financing.

In the third quarter, working capital contributed with a cash generation of 297 million euros, 179 million euros more than in the same period of 2014, mainly due to greater deferred income on advance payments in Germany and the aforementioned measures.

Operations with minority shareholders totalled 412 million euros in January-September, 141 million euros more than in January-September 2014, mainly due to higher dividend payments in Germany in 2015.

Cash flow from discontinued operations in the first nine months of 2015 totalled 681 million euros (692 million in January-September 2014). In the third quarter, this cash flow amounted to 133 million euros, and dropped 63.2% year-on-year as a result of the higher consumption of working capital.

Thus, free cash flow reached 1,206 million euros in the January-September period (2,511 million euros excluding spectrum payments) and 1,400 million euros in July-September (+3.6% year-on-year).

Net financial debt stood at 49,691 million euros as of September 2015 and decreased 1,547 million euros in the quarter, mainly driven by: i) free cash flow generation before spectrum payments totalling 1,397 million euros; ii) other factors that reduced debt by 895 million euros, including the lower value of debt denominated in foreign currencies mainly due to the depreciation of the Brazilian real, the Colombian peso and the pound sterling against the euro; and iii) net financial investments of 110 million euros. Factors causing the debt to increase included: i) net purchases of treasury stock and the payment of coupons of equity instruments totalling 701 million euros and ii) the payment of labour-related commitments (154 million euros) mainly related to early retirements.

Compared to December 2014, net financial debt increased by 4,604 million euros. Factors causing the debt to increase included: i) 6,426 million euros in net financial investments including changes in the perimeter of consolidation; ii) shareholder remuneration (including net purchases of treasury stock and the payment of coupons of equity instruments) totalling 3,389 million euros; iii) spectrum payments of 1,305 million euros; iv) payment of labour-related commitments (572 million euros), mainly related to early retirements; and v) other factors totalling 63 million euros. Conversely, noteworthy factors reducing the debt included: i) 3,003 million euros from the capital increase of Telefónica S.A.; ii) free cash flow generation before spectrum payments for a total of 2,511 million, iii) the contribution of minority shareholders in Telefónica Brasil’s capital increase, totalling 1,204 million euros; and iv) the issuance of capital instruments for a total of 433 million.

The leverage ratio (net debt over OIBDA1) in the last 12 months at the end of September 2015 stood at 2.84 times. Considering the closing of the sale of O2 UK, the ratio stood at 2.32 times.

During the first nine months of the year, Telefónica’s financing activity in capital markets stood at about 12,975 million euros equivalent and was mainly focused on financing the GVT acquisition as well as on strengthening the liquidity position and actively managing the cost of debt, through the extension of the maturity of the credit lines and the reduction of credit margins. The capital increases of Telefónica, S.A., for a total of 3.0 billion euros, and Telefónica Brasil, S.A. for 16.1 billion Brazilian reais, were completed during the second quarter, in connection with the financing of the acquisition of GVT. The capital increase at Telefónica Brasil, S.A. was subscribed in a 25.2% by minority shareholders (approximately 1.2 billion euros).

In February 2015, a syndicated credit line was signed with 33 financial entities totalling 2.5 billion euros and maturing in 2020. In parallel, the economic terms of the syndicated credit facility signed in February 2014, for an amount of 3.0 billion euros, have been modified. Therefore, as of the end of September 2015, the Group’s liquidity position allows to meet upcoming debt maturities. Likewise, in September, it is worth mentioning the first issuance of the year in the bond market in euros, totalling 1.0 billion euros and maturing in 6-years, with a historic record-low coupon paid by Telefónica for a euro issuance.

In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets in the year up to September for approximately 1,082 million equivalent euros. It is worth highlighting the hybrid issuance from Colombia Telecomunicaciones, S.A. ESP totalling 500 million dollars in the first quarter.

In the first quarter, T. Deutschland closed financing agreements for an amount of 300 million euros through the issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung), with different maturity terms until 2032.

Telefónica, S.A. and its holding companies continued with their issuance activity under the various Commercial Paper Programs (Domestic and European), increasing the outstanding amount to approximately 2,022 million euros at the end of September.

On the other hand, Telefónica Group obtained funding for a total 108.8 million equivalent euros, by means of extending payment terms with suppliers or with the factoring firm where they had been discounted.

Telefónica maintained total undrawn committed credit lines with different credit entities for an approximate amount of 9,462 million euros, with around 8.9 billion maturing in more than 12 months, which, along with the adjusted cash position, placed liquidity at 16.2 billion euros.

Definition

Organic growth: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as discontinued operations, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

[1]	OBDA 12 month rolling, not considering O2 UK discontinuation, incorporating DTS’ and GVT’s OIBDA corresponding to July 2014-April 2015, and excluding the non-recurring impact from restructuring costs 12 month rolling.

Digital Services

(year-on-year changes in organic terms)

In the third quarter of 2015 digital services revenues stood at 1,069 million euros and grew 24.6% year-on-year organic (2,690 million euros in January-September; +27.5% year-on-year).

On a per business basis, it is worth noting that:

•	Video business revenues stood at 652 million euros, 25.6% more than in July-September 2014 (1,514 million euros in the first nine months of the year; +34.2% year-on-year) driven by strong growth in pay TV accesses, which include the integration of DTS and GVT from the second quarter.

The total TV base reached 8.2 million as of September and included 4.7 million accesses with satellite TV. The strong growth of the total base (+18% year-on-year) was explained by Spain (+59% year-on-year reported), Brazil (+19%) and Hispanoamerica (+17%), although it also reflected the lower base of DTS customers not considered in T. España’s base (1.1 million, -26% year-on-year), impacted by the migration of customers to “Fusión+” after the unification of the offering in July of this year, the application of more restrictive customer retention policies derived from the new regulatory framework, and the increasingly intense competition in TV. Thus, the total base of TV accesses in Spain (including DTS and T. España) totalled 3.6 million (+18% year-on-year), 1.2 million of which are satellite TV.

On the other hand, DTS total revenues amounted to 475 million euros (since its inclusion in the consolidation perimeter on 1 May) with year-on-year growth of 2.2% in organic terms. This revenue expansion reflects, on the one hand, the increase in revenues related to the intercompany sale of contents to T. España, resulting from the larger customer base who have access to DTS’ contents following the launch of “Fusión+” and from the new wholesale TV customers. On the other hand, it indicates the evolution of the retail business, affected by the evolution of the customer base and, to a lesser extent, the repositioning towards the new portfolio of tariffs and the Premium TV promotion for 9.90 euros per month. As such, excluding intercompany revenues the contribution of DTS to the Telefónica revenues amounts to 357 million euros, and to 34 million euros in OIBDA (since its inclusion in the consolidation perimeter on 1 May), including the impact of the assets valuation adjustments made in the incorporation to the Group by an amount of 38 million euros.

On the other hand, the Company remained focused on the differentiation of its TV service, on the back of technological improvements and the acquisition of the best content. Thus, it is worth highlighting the agreements reached with Disney, for the distribution of a dedicated “Star Wars” content channel, and with the Spanish ACB League, by virtue of which “Movistar+” will offer the best Spanish basketball from this season. Also, in Colombia, the sports channel “Win Sports” has been incorporated to offer all matches in Colombian professional football.

•	In the area of Security, revenues for the July-September period (72 million euros) increased 29.4% year-on-year (208 million euros in January-September; +39.9% year-on-year).

In the consumer segment, total accesses with security products amounted to 10.5 million as of September (+49% year-on-year), being remarkable the commercialization of “FiLIP” in Spain, the first smartwatch for kids (which allows parents to communicate with their children and know their location at any time). In the corporate area, the acquisition of the leading platform in Spain in regulatory management and compliance systems (Gesdatos) took place, which added to the Company’s commercial capabilities at an international level.

•	M2M revenues in the third quarter (46 million euros) accelerated their year-on-year growth to 41.5% (121 million euros in January-September; +10.0% year-on-year), as a result of new energy efficiency projects in Spain. It is worth mentioning the Company’s position, for second straight year, as “Leader” in Gartner’s annual worldwide Magic Quadrant of M2M.

•	Cloud revenues during the last three months (99 million euros) grew 22.7% year-on-year in organic terms and 30.0% in the first nine months of the year, reaching 291 million euros.

It is also worth mentioning the launch of the hybrid network, “Virtual Data Center” (VDC) in Peru, Argentina, Colombia and Chile in the quarter, and the coverage expansion of the “Managed Cloud Services” based on cloud data centre capability exchange deals with China Unicom and Equinix, which supports corporates’ internationalisation efforts.

On the other hand, SME cloud migration process continued being supported, reaching 425 thousand “Office 365” users, as of the end of September. Likewise, the “Go To Cloud Puesto de Trabajo” service was launched in Spain.

•	In the Financial Services area, revenue stood at 76 million euros in the quarter (+24.4% year-on-year in organic terms) and 211 million euros in the first nine months (+12.5% year-on-year).

•	On the other hand, in the Global Device Management area, it is worth mentioning that 86% of the devices purchased during the third quarter were smartphones (+14 percentage points year-on-year) and 59% LTE handsets (+29 percentage points year-on-year).

Telefónica Global Resources

During the third quarter of 2015, TGR, technological reference point and business growth lever, continued with the accelerated technologies deployment that enables the best end-to-end digital experience. Additionally, it successfully executed transformation projects, with special emphasis on delivering efficiencies.

The Global Network and Operations area continued to invest in speed, reliability (increasing latency, throughput, capacity…) and network quality and security improvements.

UBB deployment continued expanding its reach and, as a result, premises passed with fibre totalled 13.4 million in Spain and 16.6 million in Brazil, of which 18.4 million are FTTH (+47% year-on-year organic) and GVT contributed with 12.0 million premises passed. Also, the acquisition of DTS provides complete coverage in Spain for the pay TV service. Regarding LTE, population coverage in Europe and Latin America reached 71% and 40% respectively; LTE sites in service reached 30,827 and 96% of 3G and LTE base stations were connected at high-speed to the transmission network. As a result, LTE customers increased 4.3 times year-on-year totaling 23.6 million customers.

Total data traffic grew 42% year-on-year organic, driven by mobile broadband (+44%) and fixed broadband (+41%), with strong growth in video traffic (+71% including IPTV). Average usage per smartphone increased 21% year-on-year reaching 563 MB/month per customer.

Among the competitive differentiation initiatives in the last three months, the following were worth highlighting:

•	Launch a pioneering equipment (HGU) to substitute home devices (router, ONT and videobridge). This device, which includes WiFi at 5 GHz, uses full broadband capacity, thus improving customers’ connectivity experience and enabling download speeds of up to 300Mb/s.

•	Progress in “OSS” transformation, in order to obtain an end-to-end view and improve maintenance quality through the implementation of Integral Workforce Management and End-to-End Diagnosis (“E2E Diagnosis”) projects.

•	Deployment of IP architecture in core and backhaul, starting with the access centres in Spain. This simplification and capacity expansion project will support traffic growth.

•	Establishment of a Research and Development laboratory to develop 5G (5TONIC), in collaboration with the IMDEA Networks research institute, with a first successful industry test on multivendor concept for SDN wireless transport.

•	VNF (“Virtualised Network Functions”) automated deployment tests, with OpenMano in T. Brasil, T. Argentina and T. Global Solutions.

•	Increased capacity and performance of the submarine cable network in Europe and LatAm.

Global IT area improves and transforms business support services (“BSS”), reducing manual operations, simplifying integrations, accelerating digital services “Time To Market” and improving user experience.

“Full Stack”2 projects are being developed in 15 countries and continued to progress towards the target of managing over 35% of customers in 2016.

It is worth mentioning some of the achievements during the quarter:

•	Mexico “Full Stack”: Prepay mobile customer migration completed.

•	Production stage of RTD (“Real Time Decision”) in Argentina and Chile (allows real-time marketing, portability lock-in, smartphone substitution, among other customer needs).

•	Launch of a new online store for T. Brasil mobile business, improving user experience and “time to market”.

Finally, and with regards to operating simplification and efficiency, satisfactory progress was made in yet another quarter, having eliminated 313 applications, closed 4 data centres, increased the virtualisation level by 7 percentage points and reduced physical servers by 9% (all of them year-on-year organic).

[2]	“Operating Support Systems” transformation processes, with integrated, “best-in-class” and “out of the box” solutions to enable online, automated, bundled and multichannel processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	283,012.7	285,331.4	285,237.0	309,800.5	312,635.8	323,021.6	320,924.3	12.5
Fixed telephony accesses (1)	37,382.1	37,326.1	37,103.9	36,602.0	36,219.8	40,164.5	39,976.9	7.7
Internet and data accesses	18,105.5	18,151.4	18,150.3	18,132.5	18,195.7	21,229.3	21,410.4	18.0
Broadband	17,569.1	17,625.9	17,640.2	17,649.3	17,704.7	20,754.8	20,946.3	18.7
Fibre	975.9	1,181.6	1,447.1	1,755.0	2,062.6	5,444.4	5,829.7	n.m.
Mobile accesses	223,958.0	225,662.0	225,332.8	249,978.9	252,753.8	253,597.5	251,382.7	11.6
Prepay	150,854.2	150,750.4	149,877.0	164,959.2	166,813.7	166,636.1	162,876.8	8.7
Contract	73,103.9	74,911.6	75,455.7	85,019.6	85,940.1	86,961.4	88,506.0	17.3
M2M	6,269.0	6,665.1	6,841.4	7,595.5	8,029.0	8,447.4	8,760.1	28.0
Pay TV	3,567.1	4,191.9	4,650.0	5,087.2	5,466.5	8,030.3	8,154.3	75.4

Wholesale Accesses	6,327.7	6,438.6	6,585.6	6,521.6	6,475.7	6,401.0	6,271.7	(4.8)

Total Accesses	289,340.3	291,770.0	291,822.5	316,322.1	319,111.5	329,422.6	327,196.0	12.1

Notes:

•	T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of 2014 and GVT and DTS accesses are consolidated from 1 May 2015.
•	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.
(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	67.4%	66.8%	66.5%	66.0%	66.0%	65.7%	64.8%	(1.7 p.p.	)
Contract percentage (%)	32.6%	33.2%	33.5%	34.0%	34.0%	34.3%	35.2%	1.7 p.p.
Smartphones (‘000)	58,340.2	63,670.7	71,447.1	79,027.7	91,431.1	99,184.0	108,801.2	52.3
Prepay	25,660.8	29,208.1	35,349.2	36,539.6	46,368.5	51,139.4	56,510.6	59.9
Contract	32,679.4	34,462.6	36,097.9	42,488.1	45,062.5	48,044.6	52,290.6	44.9
Smartphone penetration (%)	27.7%	30.0%	33.7%	33.6%	38.3%	41.4%	45.9%	12.2 p.p.
Prepay	17.2%	19.6%	23.8%	22.4%	28.0%	30.9%	35.0%	11.2 p.p.
Contract	53.2%	54.8%	56.8%	59.2%	61.4%	64.8%	69.3%	12.5 p.p.
LTE (‘000)	2,758.5	3,982.1	5,505.8	9,830.7	14,059.4	18,571.7	23,577.9	n.m.
LTE penetration (%)	1.3%	1.8%	2.5%	4.1%	5.7%	7.6%	9.7%	7.2 p.p.

Notes:

•	T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of 2014 and GVT and DTS accesses are consolidated from 1 May 2015.
•	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	35,337	31,577	11.9	4.2	11,919	10,759	10.8	4.8
Internal exp. capitalized in fixed assets	550	452	21.5	11.8	190	161	18.4	5.0
Operating expenses	(25,043)	(21,872)	14.5	4.4	(8,434)	(7,395)	14.0	4.8
Supplies	(9,539)	(8,445)	13.0	1.9	(3,248)	(2,865)	13.4	1.3
Personnel expenses	(4,989)	(4,460)	11.9	3.6	(1,673)	(1,516)	10.3	2.3
Other operating expenses	(10,515)	(8,967)	17.3	7.2	(3,513)	(3,014)	16.5	9.3
Other net income (expense)	52	198	(73.6)	(51.9)	(11)	55	c.s.	(26.3)
Gain (loss) on sale of fixed assets	118	61	92.9	c.s.	29	12	134.6	n.m.
Impairment of goodwill and other assets	(1)	(1)	(18.7)	(25.3)	0	(3)	c.s.	(94.7)
Operating income before D&A (OIBDA)	11,013	10,415	5.7	3.5	3,693	3,590	2.9	4.8
OIBDA Margin	31.2%	33.0%	(1.8 p.p. )	(0.2 p.p. )	31.0%	33.4%	(2.4 p.p. )	(0.0 p.p. )
Depreciation and amortization	(6,356)	(5,262)	20.8	4.2	(2,104)	(1,771)	18.8	3.5
Operating income (OI)	4,657	5,153	(9.6)	2.6	1,589	1,819	(12.6)	6.3
Share of profit (loss) of investments accounted for by the equity method	(4)	(61)	(93.0)		(1)	(7)	(89.7)
Net financial income (expense)	(1,897)	(1,930)	(1.7)		(767)	(696)	10.3
Profit before taxes from continuing operations	2,756	3,163	(12.9)		821	1,116	(26.4)
Corporate income tax	(326)	(520)	(37.2)		(255)	(290)	(11.9)
Profit for the period from continuing operations	2,430	2,643	(8.1)		566	826	(31.6)
Profit for the period from discontinued operations	2,188	334	n.m.		347	154	125.8
Profit for the period	4,618	2,977	55.1		912	980	(6.9)
Non-controlling interests	(41)	(279)	(85.4)		(29)	(80)	(63.8)
Net Income	4,577	2,698	69.6		884	900	(1.9)
Weighted average number of ordinary shares outstanding during the period (millions)	4,800	4,587	4.6		4,889	4,569	7.0
Continuing operations earnings per share (euros)	0.46	0.49	(5.8)		0.10	0.15	(36.3)
Discontinued operations earnings per share (euros)	0.46	0.07	n.m.		0.07	0.03	111.1
Basic earnings per share (euros)	0.91	0.56	63.5		0.17	0.19	(9.6)

Notes:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).
•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
•	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
•	Continuing operations earnings per share ratio is calculated dividing profit for the period from continuing operations including non-controlling interests, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
•	Discontinued operations per share ratio is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.
•	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.
•	Group consolidated results consolidate GVT and DTS’ results since 1 May 2015, consolidate E-Plus’ results since the fourth quarter 2014 and deconsolidate Telefónica Ireland’s results since the third quarter 2014.

TELEFÓNICA

GUIDANCE 2015

		Upgraded Operative Guidance 2015	2015
2014 Bases		(Jul-2015)	Jan-Sep
42,794	Revenues (% Chg YoY)	Growth > 9.5%	13.8%
32.7%	OIBDA margin (Chg YoY)	Limited erosion of around 1.2 p.p. y-o-y (to allow for commercial flexibility if needed)	(1.3 p.p. )
16.7%	CapEx / Sales	Around 17%	15.6%
		Financial Guidance 2015 (unchanged)
	Net financial debt / OIBDA	Net financial debt / OIBDA < 2.35x	2.32x

•	Previous guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. Additionally, CapEx excludes investment in spectrum and the real estate efficiency plan. GVT results are included from July 2015.

•	Upgraded guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. Additionally, CapEx excludes investment in spectrum and the real estate efficiency plan. GVT and DTS results are included from May 2015.

2014 adjusted bases exclude:

•	OIBDA excludes additionally tower sales and the provision for restructuring charges.
•	CapEx excludes additionally investment in spectrum, the real estate efficiency plan and the investment in Telefónica’s Headquarters in Barcelona. 2014 adjusted bases include:
•	E-Plus consolidated in T. Deutschland since the fourth quarter of 2014.
•	Ireland in January-June 2014.

Financial guidance criteria 2015:

•	Net financial debt / OIBDA adjusted for the O2 UK sale.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - September			%
	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	35,337	36,063	34,606	4.2		11.9
OIBDA	11,013	11,306	10,921	3.5		5.7
OIBDA margin	31.2%	31.3%	31.6%	(0.2 p.p.	)	(1.8 p.p. )
Operating Income (OI)	4,657	4,884	4,759	2.6		(9.6)
CapEx	7,101	5,665	5,206	8.8		44.4
OpCF (OIBDA-CapEx)	3,912	5,640	5,715	(1.3)		(28.8)

	2015	2014
Reported revenues	35,337	31,577
Forex impact	757
Hyperinflation in Venezuela	(31)	(98)
Changes in the consolidation perimeter		3,127

Organic revenues	36,063	34,606

Reported OIBDA	11,013	10,415
Forex impact	228
Hyperinflation in Venezuela	22	(42)
Tower sales	(47)	(58)
Restructuring charges provision	90	13
Changes in the consolidation perimeter		592

Organic OIBDA	11,306	10,921

Reported CapEx	7,101	4,918
Forex impact	112
Hyperinflation in Venezuela		(12)
Spectrum acquisition	(1,548)	(192)
Real estate efficiency plan		(72)
Changes in the consolidation perimeter		565

Organic CapEx	5,665	5,206

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	July - September			%
	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	11,919	12,721	12,140	4.8		10.8
OIBDA	3,693	4,012	3,830	4.8		2.9
OIBDA margin	31.0%	31.5%	31.5%	(0.0 p.p.	)	(2.4 p.p. )
Operating Income (OI)	1,589	1,800	1,693	6.3		(12.6)
CapEx	2,007	2,160	2,092	3.3		8.1
OpCF (OIBDA-CapEx)	1,686	1,852	1,738	6.6		(2.7)

	2015	2014
Reported revenues	11,919	10,759
Forex impact	881
Hyperinflation in Venezuela	(79)	(69)
Changes in the consolidation perimeter		1,449

Organic revenues	12,721	12,140

Reported OIBDA	3,693	3,590
Forex impact	257
Hyperinflation in Venezuela	(6)	(30)
Tower sales	(6)	(3)
Restructuring charges provision	74	13
Changes in the consolidation perimeter		259

Organic OIBDA	4,012	3,830

Reported CapEx	2,007	1,857
Forex impact	164
Hyperinflation in Venezuela	(10)	(10)
Spectrum acquisition	(1)	(3)
Real estate efficiency plan		(72)
Changes in the consolidation perimeter		320

Organic CapEx	2,160	2,092

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2015	December 2014	% Chg
Non-current assets	89,747	99,448	(9.8)
Intangible assets	18,748	22,227	(15.7)
Goodwill	21,455	25,437	(15.7)
Property, plant and equipment and Investment properties	30,192	33,156	(8.9)
Investments accounted for by the equity method	75	788	(90.4)
Non-current financial assets	10,126	10,973	(7.7)
Deferred tax assets	9,151	6,867	33.2
Current assets	33,359	22,900	45.7
Inventories	1,545	934	65.5
Trade and other receivables	8,828	10,637	(17.0)
Tax receivables	1,331	1,749	(23.9)
Current financial assets	3,763	2,932	28.3
Cash and cash equivalents	3,047	6,529	(53.3)
Non-current assets classified as held for sale	14,845	119	n.m.
Total Assets = Total Equity and Liabilities	123,106	122,348	0.6
Equity	29,714	30,321	(2.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	20,216	21,135	(4.3)
Non-controlling interests	9,498	9,186	3.4
Non-current liabilities	57,143	62,318	(8.3)
Non-current interest-bearing debt	46,703	50,688	(7.9)
Non-current trade and other payables	2,437	2,384	2.2
Deferred tax liabilities	2,296	2,566	(10.5)
Non-current provisions	5,707	6,680	(14.6)
Current liabilities	36,249	29,709	22.0
Current interest-bearing debt	14,746	9,094	62.1
Current trade and other payables	13,605	16,951	(19.7)
Current tax payables	1,773	2,026	(12.5)
Current provisions	1,908	1,595	19.6
Liabilities associated with non-current assets held for sale	4,217	43	n.m.
Financial Data
Net Financial debt (1)	49,691	45,087	10.2

Note:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•	The consolidated statement of financial position for the year ended 31 December 2014 has been restated to reflect the final adjustment of the purchase accounting of E-Plus, which was finalized in the third quarter of 2015.
(1)	Figures in million euros. Net Financial Debt in September 2015 includes: Non-current interest-bearing debt + Non-current trade and other payables (1,121) + Current interest-bearing debt + Current trade and other payables (288) - Non-current financial assets (5,912) - Current financial assets - Current trade and other receivables (445) - Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2015	2014	% Chg
I	Cash flow from operations	10,041	10,091	(0.5)
II	Net interest payment (1)	(1,838)	(2,118)
III	Payment for income tax	(374)	(644)
A=I+II+III	Net cash provided by operating activities	7,830	7,329	6.8
B	Net payment for investment in fixed and intangible assets	(7,464)	(5,368)
	Spectrum (2)	(1,305)	(175)
C=A+B	Net free cash flow after CapEx	366	1,961	(81.3)
D	Net Cash received from sale of Real Estate	8	6
E	Net payment for financial investment (3)	(674)	3,299
F	Net payment for operations with minority shareholders and treasury stock (4)	(365)	(122)
G=C+D+E+F	Free cash flow after dividends from continuing operations	(665)	5,144	c.s.
L	Free cash flow after dividends from discontinued operations	658	602
H	Effects of exchange rate changes on net financial debt	(797)	2,898
I	Effects on net financial debt of changes in consolid. and others	5,393	(325)
J	Net financial debt at beginning of period	45,087	45,381
K=J-G-L+H+I	Net financial debt at end of period	49,691	42,207	17.7

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - September
	2015	2014	% Chg
OIBDA	11,013	10,415	5.7
- CapEx accrued during the period	(7,101)	(4,918)
- Payments related to cancellation of commitments	(572)	(546)
- Net interest payment	(1,838)	(2,118)
- Payment for tax	(374)	(644)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(117)	(60)
- Investment In working capital and other deferred income and expenses	(646)	(169)
= Net Free Cash Flow after CapEx	366	1,961	(81.3)
+ Net Cash received from sale of Real Estate	8	6
- Net payment for financial investment	(674)	3,299
- Net payment for operations with minority shareholders and treasury stock	(365)	(122)
= Free Cash Flow after dividends	(665)	5,144	c.s.

	January - September
Unaudited figures (Euros in millions)	2015	2014	% Chg
Net Free Cash Flow after CapEx	366	1,961	(81.3)
+ Payments related to cancellation of commitments	572	546
- Operations with minority shareholders	(412)	(271)
= Free Cash Flow from continuing operations	526	2,236	(76.5)
+ Free Cash Flow from discontinued operations	681	692	(1.6)
= Free Cash Flow	1,206	2,928	(58.8)
Weighted average number of ordinary shares outstanding during the period (millions)	4,800	4,587
= Free Cash Flow per share from continuing operations (euros)	0.11	0.49	(77.5)
= Free Cash Flow per share from discontinued operations (euros)	0.14	0.15	(6.0)
= Free Cash Flow per share (euros)	0.25	0.64	(60.6)

Notes:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).
•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2015 includes: 976 in Germany, 201 in Argentina, 67 in Ecuador, 49 in Spain, 6 in Chile, 4 in Colombia and 1 in Nicaragua. 2014 includes: 81 in Colombia, 80 in Panama and 14 in Brazil.
(3)	In 2015 includes the contribution of minorities in the share capital increase of Telefônica Brasil, the sale of Telecom Italia S.p.A., the sale of yourfone GmbH, the payment for the purchase of GVT and DTS and the purchase of a minority stake in Mediaset Premium. In 2014 includes the sale of T. Czech Republic and the acquisition to Mediaset of its 22% stake in DTS.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		September 2015
	Long-term debt (1)	47,824
	Short term debt including current maturities (2)	15,034
	Cash and cash equivalents	(3,047)
	Short and Long-term financial investments (3)	(10,120)
A	Net Financial Debt	49,691
	Gross commitments related to employee benefits (4)	3,276
	Value of associated Long-term assets (5)	(764)
	Taxes receivable (6)	(977)
B	Net commitments related to employee benefits	1,535
A + B	Total Debt + Commitments	51,226
	Net Financial Debt / OIBDA (7)	2.84x

- Notes:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
•	2015 reported figures include the hyperinflationary adjustments in Venezuela.
(1)	Includes “Non current interest-bearing debt” and 1,121 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 288 million euros of “Other current payables”.
(3)	Includes “Current financial assets”, 5,912 million euros of “Non-current financial assets” and 445 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating DTS and GVT OIBDA corresponding to July 2014 - April 2015 and excluding the non-recurring impact from restructuring costs in the 12 months rolling.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sep 2015	Jan - Sep 2014	September 2015	December 2014
USA (US Dollar/Euro)	1.114	1.355	1.120	1.214
United Kingdom (Sterling/Euro)	0.727	0.812	0.739	0.779
Argentina (Argentinean Peso/Euro)	9.981	10.792	10.555	10.382
Brazil (Brazilian Real/Euro)	3.485	3.097	4.451	3.225
Chile (Chilean Peso/Euro)	711.288	759.994	782.779	736.654
Colombia (Colombian Peso/Euro)	2,919.350	2,629.282	3,458.090	2,904.688
Costa Rica (Colon/Euro)	602.410	738.007	606.061	662.252
Guatemala (Quetzal/Euro)	8.530	10.527	8.599	9.223
Mexico (Mexican Peso/Euro)	17.320	17.770	18.939	17.898
Nicaragua (Cordoba/Euro)	30.175	34.958	30.906	32.293
Peru (Peruvian Nuevo Sol/Euro)	3.495	3.804	3.609	3.614
Uruguay (Uruguayan Peso/Euro)	29.511	31.013	32.630	29.543
Venezuela (Bolivar Fuerte/Euro) (3)	223.414	62.901	223.414	60.691

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 30/09/15 and 31/12/14.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. In 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD, following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2015
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	70%	14%	13%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2015
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	84%	17%	-1%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Stable	25/03/2015
S&P1	BBB	A-2	Positive	28/05/2015
Fitch[1]	BBB+	F-2	Stable	26/06/2015

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Closing date	Amount (m)	Currency	Issuer
EQUITY
Capital increase	17-Apr-15	3,048	EUR	Telefónica, S.A.
Capital increase	5-May-15	4,044	BRL	Telefônica Brasil, S.A.

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Schuldscheindarlehen/ Namensschuldverschreibung (1)	13-Mar-15	300	EUR	Telefónica Germany, GmbH & Co	2,375%(1)	13-Mar- 2032(1)
Eurobond	18-Jun-15	300	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.33%	Interest Payment Date falling in June 2017	XS1249278976
Eurobond	21-Jul-15	67	EUR	Telefónica Emisiones, S.A.U.	Euribor 6M + 0.83%	Interest Payment Date falling in July 2022	XS1262975995
Bond	24-Jul-15	2	UF	Telefónica Móviles Chile	2.200%	20-Jun-20	BTMOV-G	(2)
Bond	20-Aug-15	2	UF	Telefónica Móviles Chile	1.950%	14-Aug-20	BTMOV-I	(2)
Eurobond	14-Sep-15	1,000	EUR	Telefónica Emisiones, S.A.U.	1.477%	14-Sep-21	XS1290729208

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	30-Mar-15	500	USD	Colombia Telecomunicaciones, S.A. ESP	8.500%	30-Mar-20	USP28768AB86

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	19-Feb-15	2,500	EUR	Telefónica, S.A.	19-Feb-20
Syndicated facility (3)	19-Feb-15	3,000	EUR	Telefónica, S.A.	18-Feb-19
Bilateral Loan	30-Jun-15	200	EUR	Telefónica, S.A.	30-Jun-20
Bilateral Loan	16-Jul-15	175	EUR	Telefónica, S.A.	16-Jul-17
Bilateral Loan	16-Jul-15	125	EUR	Telefónica, S.A.	19-Mar-19
Term Loan	13-Oct-15	1,050	PEN	Telefónica del Perú, S.A.A.	15-Aug-20

1.	Maximum coupon and maturity date
2.	Santiago exchange code
3.	Amendment to the 3,000 million euros syndicated credit facility arranged on February 18, 2014

02

TELEFÓNICA ESPAÑA

Telefónica España’s revenues during the third quarter returned to year-on-year growth for the first time since the third quarter of 2008, as a result of the transformation strategy carried out during the last years. Thus, revenue increased 0.2% compared to the same period of 2014, improving by 1.3 percentage points sequentially, on the back of the Company’s high-value offer based on its differential assets, a more rational market in competitive terms and a more favourable macroeconomic context, with improvement in private consumption.

The commercial activity showed excellent performance, despite the period’s seasonality and the removal of the lock-in clauses in “Fusión” last August.

The commercial success of the quarter translated into very significant figures: i) “Movistar Fusión” reached net additions of 126 thousand, totalling over 4 million customers; ii) net additions in fibre stood at 230 thousand and connected customers at 2 million accesses; iii) net additions in Pay TV increased to 275 thousand and the customer base to 2.5 million; iv) net mobile contract additions reached 49 thousand driven by the positive balance in portability (and would increase up to 70 thousand if M2M were excluded); v) net additions in fixed broadband (45 thousand) and fixed telephony (-62 thousand) recorded their best performance since the launch of “Movistar Fusión” in 2012, driven by the improvement in their portability balances.

At the same time, by the end of September, more than half of fibre customers have already tripled their connection speed, more than half of the “Movistar Fusión” customers enjoy the new “Movistar Fusión+” portfolio (launched in July integrating “Digital+” contents), and 450 thousand TV customers have signed up to the promotion launched in August, enjoying all the “TV Premium” contents until the end of 2015 for 9.90 euro/month (football, sports, film, series and “á la carte” channels).

The accesses managed by Telefónica España at the end of September (41.0 million) remained stable year-on-year (-0.4%).

•	“Movistar Fusión” with 4.0 million customers and 1.5 million of additional mobile lines, grew 14% and 9% year-on-year respectively, after the sequential improvement in net additions in the quarter (126 thousand new customers vs. 16 thousand in the second). Thus, in the residential segment, “Fusión” accesses accounted for 79% of fixed broadband customers and 61% of mobile contract.

“Movistar Fusión” continued to be the main driver of growth in high-value customers, as almost 90% of gross additions in the quarter subscribed to new services and 51% corresponded to brand-new customers in “Movistar”.

As a result, 28% of “Movistar Fusión” customers had 100 or 300 Mb ultrafast broadband (+10 percentage points year-on-year) and 58% pay TV (+20 percentage points year-on-year), including 120 thousand customers with satellite TV.

ARPU for the quarter increased 8.4% year-on-year to 75.5 euro (+5.1% quarter-on-quarter), reflecting the repositioning in the new tariffs (effective since 5 May) and the higher penetration of value services; while churn stood at 1.1%, having declined to normal levels after the exceptional impacts in the previous quarter (1.4%).

•	Retail fixed telephony accesses (-5% with respect to September 2014) presented a significant improvement in their net quarterly losses (-62 thousand compared to -195 thousand in the second quarter), the lowest since the launch of “Movistar Fusión”, mainly due to the return to growth in gross additions (+8% year-on-year) after the new “Movistar Fusión+” offer and the lower churn.

•	Retail broadband accesses totalled 5.9 million and grew 1% year-on-year after recording net additions in July-September of 45 thousand accesses (-67 thousand in April-June) driven by increased gross additions (+36% quarter-on-quarter) and churn reduction to 1.3% (-0.2 percentage points quarter-on-quarter). This net additions figure is also the best one since the launch of “Movistar Fusión” and is based on the success of “Movistar Fusion+”.

Broadband ARPU for the quarter stood at 29.4 euros, with year-on-year growth of 18.4%, affected by the higher weight of TV and UBB customers and the allocation of “Movistar Fusión” revenue.

•	Fibre accesses increased their growth rate despite the seasonality of the period, with net additions of 230 thousand accesses in July-September, which led the base up to 2.0 million (x1.8 year-on-year), representing one third of the total base of broadband accesses (+15 percentage points year-on-year). It should be noted that more than half of fibre accesses have already migrated to the new speeds (30 and 300 Mb) launched in May.

On the other hand, 100 or 300 Mb ultrafast fibre accesses (with and additional 12 euros of ARPU, VAT included) amounted to 1.4 million (70% of total fibre accesses), after adding 122 thousand new accesses in the quarter, reflecting the preference of customers for high speed (61% of fibre gross additions during the period).

Fibre coverage stood at 13.4 million premises (+0.9 million in the last three months, +4.6 million compared to September 2014). The target for 2016 continues to depend on a final regulatory framework that promotes the investment drive of national operators, such as the one currently defined, which has turned Spain into the European leader both in terms of FTTH coverage and connected customers.

•	The Pay TV accesses base stood at 2.5 million (1.6x compared to September 2014), with net additions in July-September of 275 thousand accesses (90 thousand in April-June), reflecting the positive performance of the new “Movistar+” offer launched in July and the 9.90 euros/month promotion (for all Premium content until 31 December). It should be noted that the TV base includes 120 thousand satellite TV accesses (gross additions and migrations from DTS).

Quarterly gross additions more than doubled those of the previous quarter, and churn stood at 1.4% (stable quarter-on-quarter; +0.4 percentage points year-on-year), despite the elimination of lock-in clauses in all services that include TV and the increasing competition in pay TV.

•	The total mobile accesses base stood at 17.3 million, 3% lower year-on-year.

The contract base continued to grow (+1% year-on-year), with net additions of 49 thousand lines in the quarter (+16 thousand in April-June) despite being affected by the decline in M2M accesses. Thus, excluding M2M, net additions would stand at 70 thousand lines, due to net additions of 84 thousand voice accesses (the best result since the fourth quarter of 2009) which translated into a positive balance of portability in the quarter.

Contract churn for the quarter, excluding M2M, stood at 1.3% (-0.2 percentage points year-on-year; -0.1 percentage points quarter-on-quarter).

ARPU in July-September stood at 15.7 euros and continued to slow down its year-on-year reduction to 2.1%, reflecting the evolution of the base and the different allocation of revenue from convergent packages.

Smartphones represented 65% of the mobile voice base (9 percentage points more than in September 2014) and increased data traffic, which doubled year-on-year, reflecting the positive uptake of the higher data packages included in the portfolios renewed in 2015. LTE customers reached 3.0 million, more than double vs. September 2014, and LTE penetration stood at 19% (+11 percentage points year-on-year).

On the other hand, LTE network coverage reached 66% of the population (+4 percentage points compared to June) and a significant increase is expected for the end of the year based on the broader implementation of the 800 MHz band, once the DTT interference clearing is completed.

Revenue during the quarter reached 2,998 million euros, growing for the first time since the third quarter of 2008 (+0.2% year-on-year, +1.3 percentage points sequentially). Revenue in the first nine months of the year stood at 8,842 million euros, 1.6% lower year-on-year.

Excluding the sale of handsets, revenue remained virtually stable (+0.1% year-on-year; +1.0 percentage points quarter-on-quarter) and decreased 1.4% in the first nine months.

The mobile-fixed revenue breakdown is becoming less and less relevant due to the strong dependence of the allocation of revenues within a convergent offer with a very high penetration. However:

•	Fixed business revenues, 2,232 million euros in July-September, grew 4.6% compared to the same quarter of the previous year (+0.8 percentage points with respect to April-June) as a result of the tariff repositioning, the wholesale TV revenues and the sustained growth of IT revenues.

•	Mobile business revenues (1,089 million euros in July-September) improved their sequentially evolution (-2.6% year-on-year; +0.5 percentage points compared to April-June) due to the renewal of tariffs, the strong performance of data, the growth in handset sales (+1.5% year-on-year) and despite the lower wholesale MVNOs revenue.

Operating expenses increased 1.6% compared to the January-September period of the previous year, and stood at 5,267 million euros, while in the quarter (1,779 million euros) increased year-on-year 3.8% mainly explained by the higher TV content costs.

Breakdown by component:

•	Supplies (690 million euros in the third quarter) increased 7.1% year-on-year (-1.2% in the previous quarter). This change in trend was explained by the higher growth in TV content costs (since the middle of August 2015 these costs also provisioned the wholesale offer), equipment purchases (handsets and equipment for IT services), and despite lower termination costs. In the first nine months of the year these costs stood at 1,936 million euros (+3.0 year-on-year).

•	Personnel expenses (554 million euros) increased 1.8% compared to July-September of 2014 and improved their sequential evolution (+3.9% year-on-year in the second quarter), due to the homogeneous year-on-year comparison in Company’s contributions to the pension plan. This contribution did have an impact on the year-on-year comparison of the January-September period (1,664 million euros, +3.9% year-on-year).

As of 30 September, the total headcount of Telefónica España stood at 30,310 employees.

•	Other operating expenses (535 million euros) posted a growth of 1.8% compared to the third quarter of the previous year and changed sign compare to the previous quarter (-2.7%) on the back of higher real estate, networks and energy costs. In September they stood at 1,668 million euros (-2.0% year-on-year).

In the quarter, OIBDA stood at 1,335 million euros, and declined 2.9% year-on-year in organic terms, despite the slight growth in revenue, due to the increase in costs derived from the purchase of TV contents. On the other hand, during the quarter a 32 million euros capital gain was recorded on the sale of real-estate assets (vs. 19 million in April-June).

In January-September OIBDA totalled 3,933 million euros, a 4.2% year-on-year decline in organic terms.

OIBDA margin stood at 44.5% in both the third quarter and the first nine months of the year. Thus, in organic terms, excluding the capital gains of the sale of towers in the first and second quarters of 2014 (54 million euros) and in the first quarter of 2015 (38 million euros), the margin declined by 1.4 percentage points year-on-year in the quarter and by 1.2 percentage points year-on-year in the first nine months.

CapEx stood at 1,310 million euros in the first nine months of the year, 10.2% higher than in the same period of the previous year in organic terms (excluding 43 million euros due to changes in the urban qualification of real estate properties in the third quarter of 2014, 22 million euros of spectrum in the first quarter of 2015 and 27 million in the second quarter of 2015). CapEx increase reflects an intense effort in the modernisation of the network which, will continue to strengthen the Company’s quality leadership.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	8,842	8,985	(1.6)	(1.6)	2,998	2,993	0.2	0.2
Revenues ex-handset revenues	8,402	8,523	(1.4)	(1.4)	2,852	2,848	0.1	0.1
Mobile Business	3,220	3,418	(5.8)	(5.8)	1,089	1,118	(2.6)	(2.6)
Mobile service revenues	2,780	2,956	(6.0)	(6.0)	942	974	(3.2)	(3.2)
Data revenues	1,201	1,129	6.3	6.3	430	379	13.4	13.4
Handset revenues	440	462	(4.6)	(4.6)	146	144	1.5	1.5
Fixed Business	6,536	6,318	3.5	3.5	2,232	2,134	4.6	4.6
FBB and new services (1)	3,618	3,227	12.1	12.1	1,273	1,115	14.2	14.2
Voice & access revenues	2,307	2,694	(14.4)	(14.4)	754	876	(13.9)	(13.9)
Other	612	397	54.0	54.0	205	144	42.3	42.3
Internal expenditure capitalized in fixed assets	250	224	11.6	11.6	80	73	9.7	9.7
Operating expenses	(5,267)	(5,183)	1.6	1.6	(1,779)	(1,714)	3.8	3.8
Supplies	(1,936)	(1,880)	3.0	3.0	(690)	(644)	7.1	7.1
Personnel expenses	(1,664)	(1,601)	3.9	3.9	(554)	(544)	1.8	1.8
Other operating expenses	(1,668)	(1,702)	(2.0)	(2.0)	(535)	(525)	1.8	1.8
Other net income (expense)	(0)	29	c.s.	c.s.	(0)	15	c.s.	c.s.
Gain (loss) on sale of fixed assets	110	67	65.1	n.m.	38	11	n.m.	n.m.
Impairment of goodwill and other assets	(1)	(1)	33.1	33.1	(1)	(1)	(32.7)	(32.7)
Operating income before D&A (OIBDA)	3,933	4,121	(4.5)	(4.2)	1,335	1,376	(2.9)	(2.9)
OIBDA Margin	44.5%	45.9%	(1.4 p.p. )	(1.2 p.p. )	44.5%	46.0%	(1.4 p.p. )	(1.4 p.p. )
CapEx	1,310	1,186	10.4	10.2	423	484	(12.6)	(4.1)
Spectrum	49	—	n.m.		—	—	n.m.
OpCF (OIBDA-CapEx)	2,624	2,934	(10.6)	(9.9)	912	892	2.3	(2.4)

Note:

•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	35,588.4	35,702.4	35,845.3	35,836.7	35,882.6	35,591.8	35,788.6	(0.2)
Fixed telephony accesses (1)	10,883.9	10,715.4	10,595.2	10,447.8	10,321.9	10,126.6	10,064.9	(5.0)
Internet and data accesses	5,909.5	5,913.8	5,920.9	5,928.7	5,972.7	5,905.1	5,947.8	0.5
Broadband	5,860.3	5,862.0	5,872.7	5,885.9	5,928.3	5,861.0	5,906.1	0.6
Fibre	701.3	861.0	1,068.9	1,316.8	1,560.3	1,720.7	1,950.5	82.5
Mobile accesses	18,064.7	17,863.6	17,749.7	17,575.4	17,448.6	17,330.7	17,272.0	(2.7)
Prepay	3,996.7	3,767.8	3,559.2	3,328.1	3,122.6	2,989.1	2,881.1	(19.1)
Contract	14,068.0	14,095.8	14,190.5	14,247.3	14,325.9	14,341.6	14,390.9	1.4
M2M	1,446.6	1,491.9	1,566.9	1,612.4	1,662.4	1,726.5	1,705.6	8.9
Pay TV (2)	730.3	1,209.5	1,579.4	1,884.7	2,139.5	2,229.3	2,503.9	58.5

Wholesale Accesses	5,150.3	5,238.0	5,309.0	5,366.0	5,333.6	5,286.7	5,200.4	(2.0)
Unbundled loops	3,910.8	3,979.1	4,034.1	4,087.3	4,007.1	3,908.6	3,811.9	(5.5)
Wholesale circuits and line rentals	1,239.5	1,258.9	1,274.9	1,278.7	1,326.5	1,378.1	1,388.5	8.9

Total Accesses	40,738.7	40,940.4	41,154.3	41,202.7	41,216.2	40,878.5	40,988.9	(0.4)

(1)	Includes fixed wireless and VoIP accesses.
(2)	From the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	22.1%	21.1%	20.1%	18.9%	17.9%	17.2%	16.7%	(3.4 p.p.	)
Contract percentage (%)	77.9%	78.9%	79.9%	81.1%	82.1%	82.8%	83.3%	3.4 p.p.
Smartphones (‘000)	8,738.2	8,989.7	9,008.8	9,535.9	9,801.4	9,877.2	10,052.6	11.6
Prepay	567.2	590.4	442.5	404.2	365.7	351.4	348.8	(21.2)
Contract	8,171.0	8,399.3	8,566.3	9,131.7	9,435.7	9,525.8	9,703.8	13.3
Smartphone penetration (%)	53.6%	55.9%	56.5%	60.6%	62.8%	64.0%	65.2%	8.7 p.p.
Prepay	14.2%	15.7%	12.4%	12.2%	11.7%	11.8%	12.1%	(0.3 p.p.	)
Contract	66.4%	68.1%	69.2%	73.5%	75.6%	76.5%	77.4%	8.2 p.p.
LTE (‘000)	959.2	1,205.7	1,409.6	1,792.6	2,159.0	2,554.0	2,996.0	112.5
LTE penetration (%)	5.8%	7.4%	8.7%	11.2%	13.7%	16.4%	19.2%	10.5 p.p.

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Fusión Customers	3,221.3	3,389.3	3,557.5	3,716.9	3,905.9	3,921.8	4,048.2	13.8
Fibre 100 / 300	505.3	577.1	649.2	774.8	910.3	976.3	1,137.8	75.3
IPTV	538.7	922.0	1,320.7	1,660.2	1,935.9	2,046.5	2,331.0	76.5
Mobile add-ons	1,245.0	1,303.6	1,352.9	1,394.9	1,436.2	1,453.9	1,476.5	9.1

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Fusión ARPU (EUR)	70.2	68.8	69.7	69.3	69.6	71.8	75.5	8.4
Fusión churn	1.3%	1.1%	1.0%	1.1%	0.9%	1.4%	1.1%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Fusión ARPU (EUR)	70.2	69.4	69.5	69.5	6,962.4	70.7	72.4	4.1
Fusión churn	1.3%	1.2%	1.1%	1.1%	0.9%	1.2%	1.2%	0.1 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Voice Traffic (Million minutes)	8,588	8,988	8,992	9,033	8,869	9,180	9,080	1.0
Data traffic (TB)	14,058	15,197	18,295	22,278	24,874	29,826	38,582	110.9
ARPU (EUR)	16.1	16.0	16.0	15.5	15.0	15.3	15.7	(2.1)
Prepay	6.3	6.0	6.6	5.9	5.5	5.6	6.2	(6.6)
Contract (1)	21.0	20.8	20.6	20.0	19.2	19.6	19.9	(3.6)
Data ARPU (EUR)	6.9	6.9	7.1	7.1	7.2	7.6	8.3	17.0
% non-SMS over data revenues	94.8%	95.4%	94.5%	95.3%	95.5%	95.5%	95.1%	0.6 p.p.
Churn	3.5%	2.0%	1.8%	1.9%	1.8%	1.6%	1.6%	(0.2 p.p. )
Contract (1)	2.2%	1.7%	1.5%	1.5%	1.5%	1.4%	1.3%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Voice Traffic (Million minutes)	8,588	17,575	26,567	35,600	8,869	18,049	27,129	2.1
Data traffic (TB)	14,058	29,255	47,549	69,827	24,874	54,700	93,282	96.2
ARPU (EUR)	16.1	16.0	16.0	15.9	15.0	15.2	15.3	(4.1)
Prepay	6.3	6.1	6.3	6.2	5.5	5.6	5.8	(8.5)
Contract (1)	21.0	20.9	20.8	20.6	19.2	19.4	19.6	(5.9)
Data ARPU (EUR)	6.9	6.9	7.0	7.0	7.2	7.4	7.7	10.3
% non-SMS over data revenues	94.8%	95.1%	94.9%	95.0%	95.5%	95.5%	95.4%	0.5 p.p.
Churn	3.5%	2.8%	2.5%	2.3%	1.8%	1.7%	1.7%	(0.8 p.p. )
Contract (1)	2.2%	1.9%	1.8%	1.7%	1.5%	1.4%	1.4%	(0.4 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

The third quarter financial and operational performance reflects the contribution of synergy-driven savings and a rational market environment. The Company successfully achieved important milestones and accelerated the execution of integration activities, with several initiatives brought forward into 2015.

As a result, the Company updated the synergy target for 2015 to total in-year savings of 280 million euros (from a run-rate of 250 million euros) which allowed to upgrade the full-year target OIBDA growth (to +15-20% from >+10% year-on-year previously). At the same time, it is now expected that CapEx will decline by a low double-digit percentage year-on-year (from high-single digit previously) as synergies outweigh costs for network integration and the LTE rollout in 2015.

Commercially, Telefónica Deutschland re-launched its value brand “Blau”, enhanced the “O2 Blue All-in” portfolio and now also offers the “O2 Message & Call” application, enabling wifi calling and messaging and taking a further step towards becoming the leading digital telco in Germany.

The total access base at the end of September stood at 48.6 million (+2% year-on-year), largely driven by the mobile base (+3% to 43.3 million). Operating highlights:

•	Contract mobile customer base came to 19.3 million (+2% year-on-year), with a broadly stable share of 45% of the total. The prepay access base stood at 24.0 million, an increase of 3% year-on-year.

•	Smartphone penetration grew 5 percentage points year-on year to 53% as a result of the continued success of the LTE and data monetisation strategy. LTE penetration over total customer base grew by 2 percentage points quarter-on-quarter to 16% (7.0 million customers).

•	Contract net additions reached 169 thousand in the third quarter and 511 thousand in the first nine months, with a continued strong contribution from partners.

Prepay saw continued sequential improvement with 503 thousand quarterly net additions (653 thousand in the first nine months, +49% year-on-year) and posted strong year-on-year growth of 34%, reflecting a significant contribution from partners and the seasonal high share of net additions from ethnic brands over the summer.

Third quarter total net additions were 672 thousand and posted a very solid year-on-year growth of 16% and a strong sequential improvement to reach 1,2 million for the first nine months of the year (+9% year-on-year).

•	Contract churn (excluding M2M) continues to reflect the focus on customer retention and improved by 0.1 percentage points year-on-year and is stable quarter-on quarter at 1.7%.

•	Mobile ARPU was 10.9 euros in the last three months (-2.5% year-on-year; -2.2% in the second quarter). Contract ARPU was 17.4 euros and showed a 4.2% year-on-year decline (-4.7% in the second quarter), resulting from a higher share of wholesale customers in the base. Data ARPU (5.6 euros) declined 3.1% year-on-year (-1.5% in the second quarter) on the back of the continued decline of SMS volumes.

•	Retail broadband accesses further improved its trend with 13 thousand net disconnections in the third quarter and 41 thousand for January to September period, thus halving the number of disconnections year-on-year in both periods. The main driver of this positive development was VDSL, with 64 thousand net additions in the third quarter (58 thousand the prior quarter and 188 thousand for the nine month period).

•	Data traffic increased 42% year-on-year in the quarter as a result of a growing LTE customer base and higher usage of music and video streaming.

Revenues totaled 1,979 million euros (+62.4% reported) and declined by 1.1% year-on-year in the quarter vs. +1.3% year-on-year in the second quarter, with handset revenue growth deceleration (+2.7% in the third quarter vs. +18.7% in the second) explaining this trend. For the January-September period, revenues increased 0.9% year-on-year to 5,828 million euros (+66.4% reported).

Mobile service revenues reached 1,419 million euros in the third quarter and declined 0.3% year-on-year (+0.2% in the second quarter) because of the higher share of partners in gross and net additions while the focus continued on retaining own customer base. In the first nine months, mobile service revenues totalled 4,155 million euros, 0.4% higher than in the same period of the last year.

Mobile data revenues stood at 728 million euros in July-September, 0.6% lower year-on-year. For the nine months period, mobile data revenues reached 2,127 million euros (+0.8% year-on-year) and represented 51% of total mobile service revenues (+0.2 percentage points year-on-year). This performance was largely a reflection of the higher demand for smartphones and LTE, partly offset by declining SMS usage. Non-SMS data revenue came to 72% of mobile data revenues and amounted to 523 million euros in the quarter, up 2.9% year-on-year (+5.4% for the nine months period to 1,517 million euros).

The Company continues to drive its data monetisation strategy, by updating the successful “O2 Blue” data automatic tool in the high-end tariffs based on customer insights from October 2015. The rate of automatic extensions of the monthly data allowance increased to 54% of the opted-in customer base (from 35% in the second quarter). At the same time the O2 contract premium business continued to see further improvement in the adoption of tariff mix, with 37% of gross additions in the quarter deciding for a tariff with more than 1 GB.

Handset revenues totalled 301 million euros for the last three months and increased 2.7% year-on-year, but decelerating its trend vs the prior quarter (+18.7% year-on-year) due to the Company’s focus on retention and customer base development. During the first nine months, these revenues grew 15.5% year-on-year to 887 million euros.

Fixed revenues year-on-year trends remained stable on a sequential basis (-9.5% in the third quarter vs -9.5% in the second quarter), reaching 256 million euros in the quarter and 778 million euros in January-September (-10.0% year-on-year). This mainly reflects the better performance of retail FBB while revenues from the voice and fixed wholesale business continued to decline.

Operating expenses totalled 1,548 million euros in the third quarter and declined 7.9% year-on-year (excluding restructuring costs of 13 million euros in the third quarter of 2014) thanks to the early capture of integration efficiencies, especially in personnel expenses. For the nine months period Opex reached 4,595 million euros (-3.0% year-on-year). Breakdown by component:

•	Supplies amounted to 660 million euros in the third quarter, of which 47% were hardware costs of sales and 47% interconnection.

•	Personnel expenses reached 155 million euros for the quarter, with fixed base salaries representing 77%.

•	Other operating expenses totaled 733 million euros in the third quarter, with a contribution of 58% of commercial costs.

OIBDA in the July-September period (403 million euros) accelerated significantly its year-on-year growth to 27.8% excluding restructuring costs (63 million euros mainly related to network integration projects in the third quarter of 2015 recorded under the caption of “other net income/expense”; 13 million euros in the third quarter of 2014 related to employee restructuring costs). Excluding also the disposal of “yourfone”, OIBDA in the quarter grew 28.5%” (+12.5% in the second and +4.4% in the first) mainly explained by the early capture of integration synergies and the optimisation of commercial costs. Savings from integration synergies drove more than 45% of the year-on-year OIBDA in the third quarter.

As a result, OIBDA in the nine month period reached 1,272 million euros and grew 16.2% year-on-year excluding restructuring costs (66 million euros in the first nine months; 13 million euros in the first nine months of 2014), or 14.9% excluding disposal of “yourfone” (+65.1% reported).

As a result, OIBDA margin stood at 20.4% in the third quarter (+5.3 percentage points year-on-year organic) and 21.8% in the first nine months (+3.0 percentage points year-on-year organic). In organic terms and excluding the impact from the sale of “yourfone”, OIBDA margin increased 5.5 percentage points year-on-year in the quarter (23.7% in the third quarter from 23.8% in the second and 20.5% in the first quarter) and 2.8 percentage points in the nine months to September to 22.7%.

CapEx (excluding spectrum) amounted to 704 million euros for the period January to September (-2.8% year-on-year) and 241 million euros in the third quarter (-15.6% year-on-year). The strong year-on-year decline seen in the quarter is a reflection of the realisation of synergies which outweighed network integration costs and investments in LTE (outdoor coverage at 73% in September). In addition, in June, the Company secured a valuable 60 MHz package of spectrum in the 700, 900 and 1,800 MHz bands with a 17 year term for a total consideration of 1.2 billion euros.

Operating Cash Flow (OIBDA-CapEx) excluding spectrum reached 568 million euros in the period to September, an improvement of 44.9% year-on-year organic excluding impact from the disposal of “yourfone”.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	5,828	3,503	66.4	0.9	1,979	1,219	62.4	(1.1)
Mobile Business	5,041	2,633	91.5	2.8	1,720	934	84.2	0.2
Mobile service revenues	4,155	2,189	89.8	0.4	1,419	754	88.2	(0.3)
Data revenues	2,127	1,070	98.9	0.8	728	366	98.7	(0.6)
Handset revenues	887	444	99.5	15.5	301	180	67.1	2.7
Fixed Business	778	864	(10.0)	(10.0)	256	283	(9.5)	(9.5)
FBB and new services (1)	601	618	(2.7)	(2.7)	202	205	(1.1)	(1.1)
Voice & access revenues	174	234	(25.7)	(25.7)	53	75	(29.4)	(29.4)
Other	3	12	(76.0)	(76.0)	1	4	(68.4)	(68.4)
Internal expenditure capitalized in fixed assets	82	58	41.6	41.6	33	23	45.7	45.7
Operating expenses	(4,595)	(2,812)	63.5	(3.0)	(1,548)	(997)	55.2	(7.9)
Supplies	(1,965)	(1,382)	42.3	(3.9)	(660)	(499)	32.2	(12.7)
Personnel expenses	(500)	(329)	51.9	(7.3)	(155)	(116)	34.0	(14.5)
Other operating expenses	(2,130)	(1,101)	93.5	(1.1)	(733)	(383)	91.7	(1.5)
Other net income (expense)	(59)	21	c.s.	(86.9)	(58)	11	c.s.	(80.9)
Gain (loss) on sale of fixed assets	15	—	—	—	(2)	—	—	—
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA) (2)	1,272	770	65.1	16.2	403	255	58.1	27.8
OIBDA Margin	21.8%	22.0%	(0.2 p.p. )	3.0 p.p.	20.4%	20.9%	(0.5 p.p. )	5.3 p.p.
CapEx	1,900	411	n.m.	(2.8)	242	145	67.7	(15.6)
Spectrum	1,196	—	n.m.		1	—	n.m.
OpCF (OIBDA-CapEx)	(628)	360	c.s.	48.4	161	110	45.5	183.7

Note:

•	The Consolidated Income Statement of Telefónica Deutschland includes E-Plus from the fourth quarter 2014.
•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	OIBDA includes 63 millon euros of restructuring costs in the third quarter of 2015 (66 millon euros in January-September 2015).

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	23,875.7	23,964.3	24,113.2	46,548.3	46,572.8	46,981.4	47,627.2	97.5
Fixed telephony accesses (1)	2,109.1	2,078.2	2,050.9	2,036.4	2,022.0	2,009.7	1,999.9	(2.5)
Internet and data accesses	2,491.7	2,450.2	2,413.4	2,387.0	2,371.6	2,354.7	2,338.7	(3.1)
Broadband	2,225.9	2,191.4	2,160.8	2,143.8	2,128.3	2,115.2	2,102.7	(2.7)
Mobile accesses	19,274.9	19,435.9	19,648.9	42,124.9	42,179.2	42,617.0	43,288.6	120.3
Prepay	8,910.9	8,919.7	8,989.3	23,350.7	23,264.2	23,500.9	24,003.7	167.0
Contract (2)	10,364.0	10,516.1	10,659.6	18,774.1	18,915.0	19,116.1	19,284.9	80.9
M2M	94.6	97.5	106.0	414.0	443.4	506.2	570.7	n.m.
Wholesale Accesses	1,128.0	1,151.8	1,137.6	1,113.3	1,085.3	1,059.3	1,017.5	(10.6)

Total Accesses	25,003.7	25,116.1	25,250.8	47,661.5	47,658.1	48,040.7	48,644.7	92.6

•	E-Plus accesses are consolidated from the fourth quarter 2014.
(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2014, 428 thousand accesses were excluded from customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	46.2%	45.9%	45.7%	55.4%	55.2%	55.1%	55.5%	9.7 p.p.
Contract percentage (%)	53.8%	54.1%	54.3%	44.6%	44.8%	44.9%	44.5%	(9.7 p.p.	)
Smartphones (‘000) (1)	5,957.2	6,057.2	6,230.7	11,422.2	20,364.1	21,153.4	22,145.5	n.m.
Prepay	792.1	773.1	791.0	1,450.6	9,086.7	9,538.8	10,097.5	n.m.
Contract	5,165.1	5,284.1	5,439.6	9,971.6	11,277.4	11,614.6	12,048.0	121.5
Smartphone penetration (%) (1)	32.8%	33.1%	33.8%	29.0%	49.8%	51.3%	52.9%	19.1 p.p.
Prepay	9.4%	9.1%	9.3%	6.4%	39.6%	41.1%	42.6%	33.3 p.p.
Contract	53.2%	53.9%	55.0%	59.2%	63.0%	64.4%	66.4%	11.3 p.p.
LTE (‘000) (1)	464.0	667.2	963.3	3,098.0	5,146.0	6,093.0	7,002.2	n.m.
LTE penetration (%) (1)	2.4%	3.5%	4.9%	7.4%	12.3%	14.5%	16.4%	11.5 p.p.

•	E-Plus accesses are consolidated from the fourth quarter 2014.
(1)	Smartphones from partners are included from January 2015.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Voice Traffic (Million minutes)	7,572	7,775	7,398	18,441	15,837	15,492	15,487	109.3
Data traffic (TB)	10,569	11,247	12,898	37,159	40,172	42,255	45,898	n.m.
ARPU (EUR)	12.1	12.5	12.7	10.9	10.6	10.8	10.9	(14.0)
Prepay	5.0	5.2	5.3	5.6	5.6	5.9	6.0	12.8
Contract (1)	18.5	18.8	19.1	17.7	17.2	17.2	17.4	(8.8)
Data ARPU (EUR)	6.0	6.1	6.2	5.7	5.5	5.6	5.6	(9.7)
% non-SMS over data revenues	72.0%	72.5%	73.8%	68.9%	70.5%	71.5%	71.9%	(1.9 p.p. )
Churn	2.4%	1.9%	1.9%	2.9%	2.4%	2.1%	2.1%	0.2 p.p.
Contract (1)	1.6%	1.3%	1.5%	2.7%	1.7%	1.7%	1.7%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Voice Traffic (Million minutes)	7,572	15,347	22,745	41,186	15,837	31,329	46,816	105.8
Data traffic (TB)	10,569	21,815	34,714	71,873	40,172	82,427	128,325	n.m.
ARPU (EUR)	12.1	12.3	12.4	11.8	10.6	10.7	10.8	(13.2)
Prepay	5.0	5.1	5.2	5.4	5.6	5.8	5.8	12.8
Contract (1)	18.5	18.7	18.8	18.4	17.2	17.2	17.3	(8.1)
Data ARPU (EUR)	6.0	6.1	6.1	5.9	5.5	5.5	5.6	(9.3)
% non-SMS over data revenues	72.0%	72.3%	72.8%	71.2%	70.5%	71.0%	71.3%	(1.5 p.p. )
Churn	2.4%	2.1%	2.1%	2.4%	2.4%	2.3%	2.2%	0.2 p.p.
Contract (1)	1.6%	1.4%	1.5%	1.9%	1.7%	1.7%	1.7%	0.3 p.p.

Notes:

•	The operational data include E-Plus from 1 October 2014.
•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

During the third quarter of the year, Telefónica Brasil has strengthened yet again its market position in all services, and mainly in higher value services, such as mobile contract, Pay TV and high-speed broadband. This improved relative performance continued to be backed by the differential quality of the assets, and positions Vivo in a unique position to capture new growth opportunities.

Thus, the progressive market share increase in higher value segments was reflected in the solid year-on-year revenue growth performance and in the OIBDA’s accelerated growth during the third quarter, all despite the adverse macroeconomic environment.

On the other hand, and after completing the GVT acquisition in May, Telefónica Brasil has begun to execute on the capture of the synergies resulting from the integration of both companies, according to forecasts, both in terms of revenues and operating expenses.

It is also worth noting that results were affected by the cut in termination rates in the mobile business (-33.0%) and of the fixed-mobile retail tariff (VC: -23.3%) since 24 February 2015.

Telefónica Brazil managed 103.5 million accesses, stable year-on-year, despite the application of more restrictive criteria in the calculation of prepay customers. Regarding the operating evolution of the mobile business:

•	Once more this quarter, the market share in the contract segment increased to 41.8%, after capturing 52.5% of total net additions in the market during July and August. Likewise, and despite the application of more restrictive criteria for the calculation of prepay customers, the total market share increased to 29.1% (+0.4 percentage points year-on-year).

•	Mobile accesses reached 79.4 million and decreased 1% year-on-year as a result of the strong decline in prepay (-7% year-on-year) related to the more restrictive calculation of the customer base. However, it is worth noting the focus on profitability, thus, top-ups increased by 1.6% year-on-year, despite the decrease of the accesses base and the adverse macroeconomic environment.

Contract accesses increased 12% year-on-year (penetration over total accesses of 38%; +4 percentage points year-on-year), while smartphones grew by 35% (54% penetration; +15 percentage points). Likewise, LTE deployment continued, already covering 161 cities (44% of population coverage), maintaining the leading position with a market share of 38.5% (7.5 million accesses).

•	Net losses of 3.2 million accesses were recorded in the quarter due to the application of more restrictive criteria for the calculation of the prepay access base, which results in net losses in prepay of 4.1 million accesses in the quarter. However, it is worth highlighting, the positive performance, once again, of the contract segment, with net additions of 848 thousand accesses, reflecting an intense commercial activity, with a new record-high in gross additions, and offset a slight increase in churn (1.9%; +0.1 percentage points year-on-year), mainly related to the macroeconomic situation.

•	Data traffic posted strong year-on-year increase (+20% in the quarter, +36% in January-September) due to the larger high quality access base and the progressive increase in LTE adoption (34% of traffic in the main cities in Brazil with a penetration of accesses of 10%). Likewise, voice traffic also performed well (+4% in the quarter; +3% in the first nine months).

•	Thus, ARPU in the quarter remained stable year-on-year (+0.3%, +1.2% in the first nine months) driven by the excellent performance of data ARPU, which accelerated to 32.7% (+28.5% in the first nine months), offset by the reduction in termination rates and lower traffic coming from other operators. Outgoing ARPU increased 4.9% compared to the third quarter of 2014 (+6.3% in January-September).

Regarding the main operating variables of the fixed business:

•	Traditional accesses (14.9 million) maintained similar levels compared to theses of the previous year (-1% year-on-year) after recording net additions of 7 thousand accesses in the quarter (-147 thousand accesses in organic terms in the first nine months) due to the good evolution of GVT accesses and the improvement in copper accesses.

•	Retail broadband accesses stood at 7.2 million and grew 6% year-on-year. Net additions in July-September amounted to 99 thousand accesses (171 thousand accesses in organic terms in January-September) highlighting the strong increase in the quality base, with net additions in FTTx of 148 thousand accesses. This allowed for a positive year-on-year trend, both in ARPU (+2.4% year-on-year in the quarter) and churn (2.0% in the quarter, -0.1 percentage points year-on-year) performance. Thus, accesses with FTTx technology amounted to 3.8 million, accounting for 53% of the total broadband accesses (+6 percentage points year-on-year) and 55% of the net additions during July and August in the market in speeds above 34Mb (57% in January-August). The coverage of premises passed with FTTx stood at 16.6 million (4.6 million premises in São Paulo).

•	Pay TV accesses totalled 1.8 million and posted strong year-on-year growth of 19% after recording net additions in the last three months of 43 thousand accesses (125 thousand accesses in the first nine months of the year in organic terms), which meant the capture of all new accesses in the market during July and August and in the first eight months. Among the performance levers it is worth noting both the improvements in the DTH product (platform and increase in the number of HD channels) and fibre coverage increase (the coverage was expanded in the quarter to 30 cities in the São Paulo state). Likewise, customer migration toward higher quality packages, together with the increase in service prices, enabled ARPU to increase by 5.4% year-on-year (+4.1% in January-September).

Revenues in the third quarter of 2015 amounted to 2,736 million euros, and showed solid year-on-year growth of 5.2% (8,473 million euros in the first nine months; +4.9% year-on-year), with solid performance in both the fixed and mobile businesses, despite the negative impact of regulatory changes (+7.8% in the quarter and in January-September stripping off this effect).

Mobile business revenues reached 1,606 million euros in the quarter (+6.2% year-on-year; +7.2% in the first nine months of the year).

•	Mobile service revenues (1,496 million euros in the last three months) increased 4.5% year-on-year (+6.2% in the first nine months) on the back of strong growth in data revenues and despite the reduction in termination rates (-3.0 percentage points of impact in July-September and -3.1 percentage points in January-September) and the deterioration of the macroeconomic environment.

The higher weight of smartphones and, specially, of LTE accesses, boosted data revenues, which already accounted for 46% of service revenues in the quarter (+11 percentage points year-on-year) after accelerating their year-on-year growth to 36.0% (+33.4% in the first nine months). Thus, non-SMS data revenues represented 83% of total data revenues (+5 percentage points year-on-year) and increased 44.5% year-on-year in the quarter, both as a result of growth in high value accesses and of the measures adopted to improve the monetisation of the service at the end of the previous year.

•	Handset revenues (+36.8% year-on-year during the quarter; +25.1% in January-September) reflected higher gross additions of greater value and the rise in the average price of the handset to adjust prices to the depreciation of the Brazilian real against the US dollar.

Fixed business revenues totalled 1,130 million euros in the quarter and continued accelerating their growth (+3.9%; +1.3% in January-September) with a significant improvement in the fixed business revenues of São Paulo (+1.2% in the quarter and -1.0% in the first nine months) and with a contribution from GVT of +2.6 percentage points in the quarter (+2.3 percentage points in the first nine months). The negative impact of regulation deducted 2.1 percentage points from the year-on-year change in July-September (-2.7 percentage points in January-September).

•	Thus, broadband and new services revenues increased 9.4% in the quarter (+8.6% in the first nine months of the year) driven by growth in accesses and by ultra-broadband and Pay TV ARPU.

•	Voice and access revenues decreased 0.3% compared to July-September 2014 (-4.0% in January-September) affected by regulatory impacts and fixed-mobile substitution.

Operating expenses (1,924 million euros) increased 6.6% year-on-year (+6.2% in the first nine months) reflecting the implemented efficiency measures carried out that partly offset the negative impact of the macroeconomic situation (mainly in expenses linked to inflation and in bad debt), depreciation of the Brazilian real against the US dollar (mainly in handset consumption and, extent, in capacity and maintenance of the network) and higher commercial expenses (record-high in contract gross additions).

•	Supplies (639 million euros in July-September) increased 6.8% year-on-year (+4.1% in January-September) due to higher handset consumption (handset mix toward higher value and negative effect of the depreciation of the Brazilian real against the US Dollar) which is partly offset by the reduction in termination rates.

•	Personnel expenses (280 million euros in the quarter) increased 1.9% year-on-year and 2.7% in the first nine months, excluding the non-recurrent effect of the restructuring headcount plan (6 million euros) which, combined with what was already recorded in the fourth quarter of 2014, meant the departure of 2,221 workers in the first nine months.

•	Other operating expenses (1.005 million euros) increased by 7.8% compared to July-September 2014 (+8.5% year-on-year in January-September) as a result of higher commercial expenses on high value customers, bad debt and to the increase in the energy cost.

Thus, OIBDA amounted to 831 million euros in July-September, and accelerated its year-on-year growth to 2.0% (+1.1% in January-September) despite the negative effect of the macroeconomic environment in expenses. Likewise, regulatory changes had an impact of 2.9 percentage points over the year-on-year comparison in the quarter and of 3.3 percentage points in the first nine months.

OIBDA margin stood at 30.4% in the quarter (-1.0 percentage points year-on-year) and at 30.6% in the year (-1.2 percentage points year-on-year).

CapEx in the first nine months of the year reached 1,501 million euros and increased 4.5% year-on-year, and was mainly devoted to the coverage expansion of 3G and 4G mobile networks as well as to the improvement in quality and development and connection of the fibre optic network in the fixed business.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	8,473	8,380	1.1	4.9	2,736	2,896	(5.5)	5.2
Mobile Business	5,379	5,658	(4.9)	7.2	1,606	1,971	(18.5)	6.2
Mobile service revenues	5,051	5,362	(5.8)	6.2	1,496	1,868	(19.9)	4.5
Data revenues	2,148	1,813	18.5	33.4	694	654	6.1	36.0
Handset revenues	328	296	11.1	25.1	110	102	7.1	36.8
Fixed Business	3,094	2,723	13.6	1.3	1,130	926	22.0	3.9
FBB and new services (1)	1,391	1,098	26.7	8.6	521	383	36.1	9.4
Voice & access revenues	1,681	1,599	5.1	(4.0)	602	534	12.8	(0.3)
Others	22	26	(15.5)	(4.9)	6	9	(29.0)	(6.9)
Internal exp. capitalized in fixed assets	68	36	90.3	(5.1)	30	11	167.4	(3.4)
Operating expenses	(5,914)	(5,789)	2.1	6.2	(1,924)	(2,016)	(4.6)	6.6
Supplies	(1,975)	(2,016)	(2.0)	4.1	(639)	(696)	(8.1)	6.8
Personnel expenses	(780)	(684)	14.0	2.7	(280)	(238)	17.3	1.9
Other operating expenses	(3,158)	(3,089)	2.2	8.5	(1,005)	(1,082)	(7.1)	7.8
Other net income (expense)	(33)	(7)	n.m.	n.m.	(9)	(9)	1.2	23.7
Gain (loss) on sale of fixed assets	(5)	(7)	(21.5)	(52.6)	(1)	(1)	65.0	(71.4)
Impairment of goodwill and other assets	1	0	49.6	68.4	(2)	(1)	32.5	36.6
Operating income before D&A (OIBDA)	2,590	2,613	(0.9)	1.1	831	881	(5.7)	2.0
OIBDA Margin	30.6%	31.2%	(0.6 p.p. )	(1.2 p.p. )	30.4%	30.4%	(0.1 p.p. )	(1.0 p.p. )
CapEx	1,501	1,348	11.3	4.5	540	515	4.8	(1.4)
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	1,089	1,265	(13.9)	(3.2)	291	366	(20.5)	8.6

Note:

•	The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.
•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	94,028.1	95,071.1	95,601.5	95,528.6	97,339.9	106,528.1	103,432.6	8.2
Fixed telephony accesses (1)	10,828.1	10,929.1	10,942.1	10,743.4	10,609.4	14,869.6	14,876.8	36.0
Internet and data accesses	4,094.5	4,103.5	4,114.8	4,082.6	4,066.5	7,224.0	7,319.5	77.9
Broadband	3,933.0	3,944.9	3,961.6	3,939.8	3,926.5	7,092.4	7,191.5	81.5
Fibre	235.8	273.3	322.1	374.6	428.5	3,640.8	3,788.6	n.m.
Mobile accesses	78,460.8	79,350.7	79,817.0	79,932.1	81,873.2	82,648.6	79,407.1	(0.5)
Prepay	53,552.8	53,188.5	52,639.8	51,582.4	52,972.3	53,068.7	48,978.8	(7.0)
Contract	24,908.0	26,162.3	27,177.2	28,349.7	28,900.8	29,580.0	30,428.3	12.0
M2M	2,629.0	2,920.1	3,197.5	3,506.9	3,687.5	3,935.2	4,105.7	28.4
Pay TV	644.8	687.8	727.6	770.6	790.9	1,785.9	1,829.2	151.4
Wholesale Accesses	27.5	27.0	26.2	25.9	25.4	23.6	22.9	(12.9)

Total Accesses T. Brasil	94,055.6	95,098.1	95,627.7	95,554.5	97,365.2	106,551.7	103,455.5	8.2

Terra Accesses	379.3	361.8	329.9	300.3	269.0	172.1	159.9	(51.5)

•	GVT accesses are consolidated from 1 May 2015.
(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	68.3%	67.0%	66.0%	64.5%	64.7%	64.2%	61.7%	(4.3 p.p.	)
Contract percentage (%)	31.7%	33.0%	34.0%	35.5%	35.3%	35.8%	38.3%	4.3 p.p.
Smartphones (‘000)	20,227.6	23,190.9	28,950.0	30,076.8	30,216.9	32,732.7	39,117.1	35.1
Prepay	12,117.3	14,231.3	18,758.7	18,997.3	18,710.6	19,372.1	22,945.3	22.3
Contract	8,110.3	8,959.6	10,191.3	11,079.5	11,506.3	13,360.6	16,171.8	58.7
Smartphone penetration (%)	28.0%	31.8%	39.5%	41.1%	40.3%	43.3%	54.2%	14.7 p.p.
Prepay	22.7%	26.8%	35.8%	37.0%	35.5%	36.7%	47.1%	11.4 p.p.
Contract	43.0%	45.1%	49.1%	50.9%	51.8%	58.8%	68.9%	19.8 p.p.
LTE (‘000)	858.0	1,281.2	1,768.0	2,629.8	3,943.1	5,691.1	7,542.2	n.m.
LTE penetration (%)	1.3%	1.9%	2.6%	3.9%	5.0%	7.2%	10.0%	7.4 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	31,500	30,503	31,536	33,872	31,398	32,493	32,787	4.0
Data traffic (TB)	43,342	48,337	56,879	64,154	65,043	68,799	68,276	20.0
ARPU (EUR)	7.0	7.3	7.5	7.4	7.2	6.5	5.7	0.3
Prepay	3.8	3.9	4.0	4.0	3.8	3.3	2.8	(6.9)
Contract (1)	15.3	15.8	16.0	15.6	15.3	14.2	12.3	(0.7)
Data ARPU (EUR)	2.3	2.6	2.7	2.8	3.0	3.0	2.8	32.7
% non-SMS over data revenues	75.1%	76.3%	78.0%	79.8%	81.6%	82.5%	83.0%	5.0 p.p.
Churn	3.4%	3.5%	3.7%	4.0%	2.9%	3.2%	4.7%	1.0 p.p.
Contract (1)	1.5%	1.5%	1.8%	1.7%	1.8%	1.9%	1.9%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	31,500	62,004	93,540	127,412	31,398	63,891	96,678	3.4
Data traffic (TB)	43,342	91,679	148,558	212,712	65,043	133,842	202,118	36.1
ARPU (EUR)	7.0	7.1	7.2	7.3	7.2	6.9	6.5	1.2
Prepay	3.8	3.9	3.9	3.9	3.8	3.5	3.3	(4.9)
Contract (1)	15.3	15.5	15.7	15.7	15.3	14.7	13.9	(0.5)
Data ARPU (EUR)	2.3	2.5	2.6	2.6	3.0	3.0	2.9	28.5
% non-SMS over data revenues	75.1%	75.7%	76.5%	77.4%	81.6%	82.1%	82.4%	5.9 p.p.
Churn	3.4%	3.5%	3.6%	3.7%	2.9%	3.0%	3.6%	0.0 p.p.
Contract (1)	1.5%	1.5%	1.6%	1.6%	1.8%	1.8%	1.8%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

During the third quarter of the year, Telefónica Hispanoamérica presented robust commercial activity, with highlights including strong mobile contract acceleration and growing adoption of bundled services in the fixed business, which translated into strong growth in mobile contract net additions, while maintaining a steady performance in broadband and pay TV.

The higher commercial activity was reflected in the strong acceleration of the year-on-year growth of quarterly revenues in most countries in the region, especially in Mexico and Colombia. On the other hand, OIBDA maintained solid year-on-year expansion in the third quarter despite higher commercial intensity and an environment marked by the depreciation of most currencies in the region vs. the US dollar.

Thus, total accesses of Telefónica Hispanoamérica reached 132.7 million as at September (+3% year-on-year). Highlights in the operating trends of the mobile business included:

•	Mobile accesses stood at 111.3 million and grew 3% year-on-year after recording net additions during the third quarter of 385 thousand accesses. Net contract additions stood out with 449 thousand accesses, the highest of the last 2 years (more than 4 times higher vs. the previous quarter), driven by both the higher volume of gross additions (+14% year-on-year) and the successful migration of the higher value prepay customers to contract. In prepay, a net loss of 64 thousand accesses was recorded, linked to the migration of accesses to contract previously mentioned and the loss of low-value customers due to increased commercial intensity in some countries of the region.

The smartphone base was up 38% year-on-year, reaching 37.5 million and a penetration over mobile accesses of 35% (+9 percentage points year-on-year). At the same time, accesses with 4G handsets continued to grow gradually to 6.0 million (6% of penetration), driven by the gradual coverage expansion to 38% of the population (+28 percentage points year-on-year).

•	Yet another quarter, the ARPU showed solid year-on-year growth (+7.0% in the quarter; +6.9% in the first nine months of the year), thanks to a better mix of customers and the sustained increase in data traffic (+60% in the quarter; +58% in the nine months) and voice traffic (+12% in the quarter; +9% during the year).

Fixed business highlights:

•	Fixed telephony accesses stood at 13.0 million (-4% year-on-year) with net losses of 123 thousand accesses in the quarter (-339 thousand in the nine months of the year).

•	Broadband accesses grew 5% year-on-year reaching 5.6 million in September, after recording net additions of 72 thousand accesses in July-September and 207 thousand in January-September. Likewise, it is worth noting the progressive migration towards plans with higher speeds, with 52% of the base in speeds above 4Mb (+4 percentage points year-on-year).

•	Pay TV accesses posted once again as of September a sustained acceleration in year-on-year growth (+17%), with net additions of 93 thousand accesses in the quarter (+92% year-on-year) which consolidated a record high level of net additions in the first nine months of the year (310 thousand; +48% year-on-year).

Revenues in the third quarter of the year showed a strong year-on-year growth acceleration in organic terms (+12.6%), reaching 3,634 million euros. In the first nine months of the year, revenues increased in organic terms by 10.9% year-on-year, reaching 10,765 million euros. Likewise, stripping out the negative impact of regulation in some countries in the region, revenues would have increased year-on-year by 13.4% in the quarter and 12.1% in January-September.

In reported terms, revenues grew 8.9% year-on-year in the third quarter and 12.9% in the first nine months of the year. Therefore, exchange rate trends detracted 3.4 percentage points from revenue growth in the quarter, although the evolution in the first nine months remained positive (+2.1 percentage points).

•	Mobile service revenues presented in yet another quarter, organic year-on-year growth acceleration (+13.1% in the quarter; +11.2% year-on-year in the nine months), on the back of the growing contribution from data revenues, which grew 27.6% year-on-year in the quarter (+22.8% in the first nine months of the year) and represented 35% of the January-September service revenues (+3 percentage points year-on-year). Non-SMS data revenues maintained strong growth rates (+41.4% year-on-year in the quarter; +37.7% in January-September), representing 82% of data revenues (+9 percentage points year-on-year in the first nine months).

•	Handset revenues increased 13.7% year-on-year in the quarter (+12.7% in January-September), due to the increase in the price of sale of the handsets linked to the depreciation of local currencies vs. the US dollar amid a more rational subsidy environment.

•	Fixed business revenues accelerated year-on-year growth rate to 11.1% in the quarter (+9.8% in January-September), fostered by broadband and new service revenues, which increased by 18.4% in the quarter (+17.7% in January-September), representing 64% of revenues. At the same time, voice and access revenues showed a slowdown in their year-on-year decline (-0.6%; -2.4% in the nine-month period).

Operating expenses increased 17.3% year-on-year in the quarter and stood at 2,605 million euros (+11.7%, reaching 7,676 million euros in January-September). Breakdown by component:

•	Supplies (1,075 million euros in the quarter) grew 17.2% year-on-year in July-September (+8.5% year-on-year in January-September) driven by more intense commercial activity in high value segments and by the effect of the depreciation of the exchange rates in the region vs. the US dollar in the consumption of handsets (partially offset by the higher handset sales). On the other hand, termination rates cut in Mexico, Colombia, Chile and Peru positively impacted the year-on-year evolution of supplies.

•	Personnel expenses (415 million euros in July-September) increased 15.9% compared to July-September 2014 and 14.7% year-on-year in January-September (excluding 2 million euros in the quarter and 9 million euros in January-September of restructuring costs in Peru), reflecting, on the one hand, the impact of inflation in some countries in the region and, on the other hand, the stability of the average workforce (+0.6% year-on-year).

•	Other operating expenses stood at 1,115 million euros in the third quarter and grew 17.9% year-on-year (+13.6% year-on-year in January-September) affected by inflation, higher network expenses and more intense commercial activity.

OIBDA for the quarter stood at 1,080 million euros and increased 3.0% year-on-year (3,232 million euros January-September; +8.5%) excluding 7 million euros corresponding to the sale of non-strategic towers mainly in Chile in the third quarter (3 million in the same period of 2014). In reported terms, OIBDA decreased 2.1% year-on-year due to the effect of the depreciation of the currencies in the region, although it increased by 9.3% year-on-year in January-September.

Thus, OIBDA margin stood at 29.7% in the third quarter (-2.8 percentage points year-on-year) and at 30.0% in the nine months of the year (-0.7 percentage points) reflecting higher commercial activity and higher handset-related expenses and revenues.

CapEx stood at 2,203 million euros in January-September 2015, 16.6% more than in the same period of 2014 in organic terms, excluding 342 million euros in spectrum acquisitions in 2015 (201 million euros in Argentina in the second quarter and 135 million euros in Ecuador and 6 million euros in Chile in the first quarter); and 192 million euros in 2014 (112 million euros in Colombia and 80 million euros in Panama, both in the first quarter). Investments focused mainly on the deployment of 3G and 4G networks, and the fibre transport network, as well as on the improvement of broadband and pay TV service quality.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	10,765	9,538	12.9	10.9	3,634	3,337	8.9	12.6
Internal exp. capitalized in fixed assets	85	74	15.4	9.3	30	23	27.5	26.6
Operating expenses	(7,676)	(6,714)	14.3	11.7	(2,605)	(2,276)	14.5	17.3
Supplies	(3,116)	(2,775)	12.3	8.5	(1,075)	(927)	15.9	17.2
Personnel expenses	(1,241)	(1,044)	18.8	14.7	(415)	(363)	14.4	15.9
Other operating expenses	(3,319)	(2,895)	14.6	13.6	(1,115)	(985)	13.2	17.9
Other net income (expense)	49	60	(18.0)	(20.5)	17	15	8.0	12.5
Gain (loss) on sale of fixed assets	8	(0)	c.s.	c.s.	5	2	123.9	(7.1)
Impairment of goodwill and other assets	—	—	—	—	0	0	—	—
Operating income before D&A (OIBDA)	3,232	2,957	9.3	8.5	1,080	1,103	(2.1)	3.0
OIBDA Margin	30.0%	31.0%	(1.0 p.p. )	(0.7 p.p. )	29.7%	33.0%	(3.3 p.p. )	(2.8 p.p. )
CapEx	2,203	1,774	24.2	16.6	729	624	16.8	22.2
Spectrum	342	192	77.7		(3)	3	c.s.
OpCF (OIBDA-CapEx)	1,029	1,183	(13.0)	(0.9)	351	479	(26.7)	(22.6)

Note:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).
•	OIBDA before management and brand fees.
•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	127,595.0	128,691.4	129,347.1	131,586.6	132,461.8	132,247.2	132,672.7	2.6
Fixed telephony accesses (1) (2)	13,561.0	13,603.4	13,515.7	13,374.4	13,266.5	13,158.7	13,035.3	(3.6)
Internet and data accesses	5,194.5	5,285.0	5,371.3	5,433.8	5,516.0	5,573.4	5,644.5	5.1
Broadband	5,134.5	5,228.7	5,315.1	5,379.4	5,452.7	5,514.1	5,586.1	5.1
Mobile accesses	106,647.6	107,508.3	108,117.1	110,346.5	111,143.1	110,866.4	111,251.2	2.9
Prepay (3)	83,703.0	84,197.0	84,688.7	86,698.0	87,454.6	87,077.4	87,013.2	2.7
Contract	22,944.6	23,311.3	23,428.4	23,648.5	23,688.6	23,789.1	24,238.1	3.5
M2M	1,873.3	1,923.3	1,970.9	2,062.2	2,125.9	2,144.8	2,214.3	12.3
Pay TV	2,192.0	2,294.6	2,343.0	2,431.9	2,536.2	2,648.6	2,741.7	17.0
Wholesale Accesses	21.8	21.8	112.7	16.4	31.4	31.4	31.0	(72.5)

Total Accesses T. Hispanoamerica	127,616.8	128,713.1	129,459.8	131,603.0	132,493.2	132,278.6	132,703.7	2.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the second quarter of 2014, fixed telephony accesses include 50 thousand fixed wireless additional customers in Peru.
(3)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	78.5%	78.3%	78.3%	78.6%	78.7%	78.5%	78.2%	(0.1 p.p.	)
Contract percentage (%)	21.5%	21.7%	21.7%	21.4%	21.3%	21.5%	21.8%	0.1 p.p.
Smartphones (‘000)	23,057.9	25,092.5	27,257.6	27,992.8	31,048.7	35,420.7	37,486.0	37.5
Prepay	12,002.8	13,445.2	15,356.9	15,687.5	18,205.6	21,877.1	23,118.9	50.5
Contract	11,055.1	11,647.3	11,900.7	12,305.3	12,843.1	13,543.6	14,367.1	20.7
Smartphone penetration (%)	22.4%	24.2%	26.1%	26.3%	28.9%	33.0%	34.8%	8.7 p.p.
Prepay	14.5%	16.1%	18.3%	18.3%	21.0%	25.3%	26.8%	8.5 p.p.
Contract	55.2%	57.1%	58.0%	59.4%	61.9%	64.9%	67.5%	9.5 p.p.
LTE (‘000)	348.3	632.8	1,113.3	1,989.8	2,811.4	4,233.6	6,037.5	n.m.
LTE penetration (%)	0.3%	0.6%	1.1%	1.8%	2.6%	3.9%	5.5%	4.5 p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina posted this quarter a sequential improvement in the commercial results in all products and segments, the highlights being contract and LTE in the mobile business and broadband in the fixed business. Likewise, revenues maintained strong year-on-year growth levels, although the higher commercial effort and the impact of inflation reduced profitability in the quarter.

On the other hand, the Company accelerated the deployment of 4G across the country, already reaching a coverage of 61% of population and a total of 896 thousand accesses.

The Company managed 26.4 million accesses (+1% year-on-year). In the mobile business it is worth highlighting:

•	Mobile accesses stood at 19.8 million (+3% year-on-year), after recording net additions of 140 thousand accesses in the third quarter (-193 thousand in the first nine months) resulting from the higher availability of devices and the improvement of the commercial offers. In contract, net additions reached 14 thousand accesses (-221 thousand in January-September) thanks to the improvement in the portability balance (higher intensity in telemarketing activity) and the favorable reception of the 2x1 smartphone campaign in place since September. On the other hand, in prepay, net additions also improved substantially in the quarter (+127 thousand accesses; +28 thousand in January-September).

It is worth noting the strong growth in high value accesses, due to the sustained growth acceleration in both smartphones (+24% year-on-year; 38% penetration, +6 percentage points year-on-year) and LTE (5% penetration, doubling in just one quarter).

•	Thus, this growth of the high value access base resulted in growth in data traffic, which accelerated to double the traffic of the third quarter of 2014 (+84% in the first nine months); and in voice traffic, which maintained solid year-on-year growth rates (+3% in July-September; +6% in January-September).

•	ARPU increased significantly compared to the same period of the previous year (+25.5% and +26.2% in the quarter and in the year respectively) driven by higher traffic and the improvement in service monetisation.

Regarding the commercial activity in the fixed business:

•	Traditional fixed accesses stood at 4.7 million (-2% year-on-year) after reducing net losses to 7 thousand accesses in the quarter (-65 thousand accesses in the first nine months) due to the positive performance in churn which fell to 0.8% (-0.1 percentage points year-on-year).

•	Retail broadband accesses reached 1.9 million (+1% year-on-year) with positive net additions of 8 thousand accesses in the quarter (7 thousand accesses in January-September) resulting from the sequential reduction of the churn to 1.6%. The Company continued to focus on increasing service quality through a progressive increase of the speeds in its portfolio (32% of the base in speeds above 4 Mb, +2 percentage points year-on-year).

Revenues reached 1,016 million euros in the quarter after growing by 22.8% year-on-year (+22.9% in the first nine months) maintaining solid growth rates in both segments.

Thus, mobile revenues stood at 662 million euros in July-September increasing 21.6% year-on-year (+21.4% in January-September).

•	Mobile service revenues posted solid year-on-year growth (+24.9% in the quarter; +25.3% in January-September) on the back of strong ARPU growth as a result of the improvement in the monetisation of the contract service and the success of the “multiplicate” commercial offers in prepay.

Data revenues in the third quarter increased 24.8% year-on-year (+17.3% in the first nine months) positively impacted by the acceleration of data traffic growth. Thus, data revenues represented 47% of service revenues in the quarter, and 76% of data revenues are already non-SMS (+15 percentage points year-on-year).

Fixed revenues stood at 354 million euros in the third quarter and grew by 25.2% year-on-year (+25.6% in January-September)

•	Voice and access revenues increased 16.1% year-on-year in the quarter (14.0% in the first nine months) driven by ARPU growth which more than offset accesses losses.

•	Broadband and new service revenues grew by 31.5% compared to the third quarter of the previous year (+35.0% year-on-year in the first nine months), as a consequence of the higher consumption per user. Thus, these revenues accounted for 56% of fixed revenues (+3 percentage points year-on-year).

Operating expenses in the third quarter stood at 780 million euros, 26.5% more than in the same period of the previous year (+19.9% in the first nine months). Year-on-year growth acceleration is due to the increase in inflation-associated expenses (higher personnel expenses due to the salary update applied in the quarter and in customer care also impacted by the increase in the number of enquiry desks in the quarter) and higher commercial expenses (higher commercial activity with higher weight of 4G devices).

OIBDA amounted to 242 million euros in the third quarter and increased by 14.5% year-on-year (+30.5% in January-September). Thus, the OIBDA margin in the quarter stood at 23.4% and at 26.3% in the first nine months (-1.9 percentage points and +1.6 percentage points respectively).

CapEx in the first nine months of the year stood at 739 million euros, increasing by 51.9% year-on-year (excluding spectrum acquisition for approximately 201 million euros in the second quarter of the year), which was mainly allocated to the improvement and expansion of the fixed and mobile networks.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg		% Chg Local Cur
Revenues	2,932	2,207	32.9	22.9	1,016	773	31.5		22.8
Mobile Business	1,898	1,446	31.3	21.4	662	509	30.1		21.6
Mobile service revenues	1,651	1,218	35.5	25.3	565	422	33.7		24.9
Data revenues	755	595	26.8	17.3	267	199	33.9		24.8
Handset revenues	247	228	8.7	0.6	97	86	12.9		5.1
Fixed Business	1,034	761	35.8	25.6	354	264	34.0		25.2
FBB and new services (1)	584	400	46.0	35.0	198	141	40.6		31.5
Voice & access revenues	399	324	23.2	14.0	138	111	24.4		16.1
Others	51	38	36.6	26.4	18	13	44.9		35.1
OIBDA	782	554	41.1	30.5	242	199	22.0		14.6
OIBDA margin (2)	26.3%	24.7%	1.6 p.p.		23.4%	25.3%	(1.9 p.p.	)
CapEx	739	327	125.7	108.7	229	99	132.7		117.6
Spectrum	201	—	—	—	(3)	—	—		—
OpCF (OIBDA-CapEx)	43	227	(81.1)	(82.6)	13	100	(86.9)		(87.6)

Note:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	26,300.0	26,159.9	25,910.5	26,629.1	26,318.5	26,236.0	26,375.5	1.8
Fixed telephony accesses (1)	4,812.7	4,779.6	4,750.4	4,726.8	4,693.2	4,669.3	4,662.2	(1.9)
Fixed wireless	342.8	323.0	304.5	296.0	285.9	286.4	295.1	(3.1)
Internet and data accesses	1,845.4	1,854.5	1,870.7	1,880.2	1,880.7	1,877.8	1,883.9	0.7
Broadband	1,834.2	1,842.3	1,859.0	1,870.5	1,871.8	1,869.9	1,877.5	1.0
Mobile accesses	19,641.9	19,525.8	19,289.4	20,022.1	19,744.6	19,688.9	19,829.4	2.8
Prepay	12,649.6	12,522.0	12,337.2	12,957.6	12,778.0	12,859.0	12,985.6	5.3
Contract	6,992.3	7,003.8	6,952.1	7,064.5	6,966.5	6,829.9	6,843.8	(1.6)
M2M	452.6	454.9	470.8	470.7	455.4	446.9	450.5	(4.3)
Wholesale Accesses	14.0	13.9	104.9	8.4	23.3	23.5	23.0	(78.0)

Total Accesses	26,314.0	26,173.9	26,015.4	26,637.6	26,341.7	26,259.5	26,398.6	1.5

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	5,480	5,773	5,870	5,959	5,674	6,345	6,067	3.4
Data traffic (TB)	5,836	6,549	7,284	8,541	10,069	11,491	14,536	99.6
ARPU (EUR)	7.0	6.8	7.4	8.3	9.1	9.9	9.9	25.5
Prepay	2.1	2.2	2.3	2.7	2.7	2.9	2.9	17.9
Contract (1)	16.7	15.9	17.6	19.4	22.3	24.0	24.5	30.6
Data ARPU (EUR)	3.4	3.3	3.4	3.3	3.4	4.3	4.5	23.7
% non-SMS over data revenues	57.9%	59.1%	61.5%	57.3%	56.2%	78.1%	76.1%	14.6 p.p.
Churn	3.2%	3.2%	3.1%	2.6%	3.1%	2.9%	2.7%	(0.4 p.p.	)
Contract (1)	1.1%	1.2%	1.2%	1.0%	1.1%	1.5%	1.7%	0.6 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	5,480	11,253	17,123	23,081	5,674	12,020	18,087	5.6
Data traffic (TB)	5,836	12,385	19,669	28,210	10,069	21,560	36,096	83.5
ARPU (EUR)	7.0	6.9	7.1	7.4	9.1	9.5	9.6	26.2
Prepay	2.1	2.2	2.2	2.3	2.7	2.8	2.9	19.0
Contract (1)	16.7	16.3	16.7	17.4	22.3	23.1	23.6	30.5
Data ARPU (EUR)	3.4	3.4	3.4	3.4	3.4	4.1	4.2	16.2
% non-SMS over data revenues	57.9%	58.5%	59.5%	59.0%	56.2%	68.8%	71.4%	11.9 p.p.
Churn	3.2%	3.2%	3.2%	3.0%	3.1%	3.0%	2.9%	(0.3 p.p.	)
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.1%	1.3%	1.4%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

In the third quarter of the year Telefónica Chile presented solid operating and financial results, strengthening its position in high-value segments due to the simplification and improvement of its offers and the progressive deployment of both the LTE network (75% coverage as of September) and the high-speed broadband network (340 thousand premises passed with fibre as of September; 351 thousand premises with VDSL).

On the other hand, the results of the Company continued to be negatively affected by the strong impact of regulation. Thus, since 25 January 2015 the new mobile termination rates began to be applied (-16%), as well as the “Nuevo Decreto Tarifario Fijo” since 5 May 2015 (-8% in the fixed network termination rate).

Telefónica managed 13.4 million accesses in Chile as of September 2015 (-1% year-on-year). Highlights in the mobile business were:

•	Mobile accesses stood at 10.1 million (-2% year-on-year), highlighting the growth of the contract segment accesses, which increased 2% year-on-year and reached a penetration of 28% (+1 percentage points year-on-year). Likewise, smartphones (+2% year-on-year; 2.8 million) reached a penetration of 29% (+1 percentage points year-on-year).

•	In the third quarter, net losses of 215 thousand mobile accesses were posted due to an increase in the intensity of competition in prepay, although contract accesses once again posted positive net additions of 20 thousand accesses (+58 thousand in the first nine months), presenting once more a positive balance in portability (+21 thousand customers in the quarter; +53 thousand in the first nine months). Thus, it is worth noting the launch of new plans (“Megaplanes”), focused on data growth and the push for the adoption of LTE plans (949 thousand accesses at the end of September).

•	Data traffic reflected this solid commercial evolution and accelerated its year-on-year growth to 47% in July-September (+40% in January-September). On the other hand, voice traffic returned to show positive growth and increased 2% year-on-year in July-September (stable year-on-year in January-September).

•	Thus, ARPU maintained positive year-on-year growth (+2.2% in the quarter; +1.3% in the first nine months) leveraged on the higher outgoing and incoming ARPU with strong data ARPU growth (+23.0% year-on-year in the quarter; +24.9% in the first nine months).

In the fixed business it is worth noting the solid performance of broadband and Pay TV thanks to the success of the service-bundling strategy. Thus, the percentage of double and triple play bundles represented 52% of the traditional access base (+2 percentage points year-on-year).

•	Traditional fixed accesses totalled 1.5 million as of September (-5% year-on-year), recording net losses of 27 thousand accesses in July-September (-69 thousand in January-September).

•	Retail broadband accesses stood at 1.1 million and increased 7% year-on-year with quarterly net additions of 13 thousand accesses (+55 thousand in the first nine months) highlighting the increase in the quality of the base (22% of broadband accesses with fibre/VDSL; +7 percentage points year-on-year). Moreover, connections over homes passed with fibre/VDSL increased to reach 63% in the third quarter (+10 percentage points year-on-year).

•	Pay TV accesses (641 thousand; +10% year-on-year) recorded net additions of 7 thousand accesses in July-September (+40 thousand in January-September) driven by a differential offer based on service-bundling, platform quality and the broadcast of high-definition channels.

Revenues in the third quarter of 2015 stood at 528 million euros and grew by 2.6% year-on-year (1,684 million in the first nine months; +2.5% year-on-year) showing a solid growth of mobile service revenues as well as an acceleration of fixed business revenues, which offset the lower handset revenues. Excluding the aforementioned regulatory impact, revenues would have grown 3.3% year-on-year (+4.5% in the first nine months).

Mobile business revenues amounted to 305 million euros and remained virtually stable in July-September (-0.3% year-on-year; +0.8% in January-September).

•	Mobile service revenues totalled 282 million euros in the quarter and grew 1.9% year-on-year (+1.6% in the first nine months) mainly due to the higher data consumption per user and the higher quality of the base. Stripping out the effect of the termination rates cut, service revenues would have increased 3.0% in July-September (+3.8% in January-September).

Data revenues increased 23.1% year-on-year in the quarter (+26.2% in the first nine months) and accounted for 38% of service revenues (+7 percentage points year-on-year). Thus, the higher smartphone penetration translated into a non-SMS revenues year-on-year increase of 23.4% in July-September (+29.2% in January-September) reaching 93% of data revenues.

•	Handset revenues decreased by 21.1% year-on-year in July-September (-6.7% in January-September) due to the direct sale of prepay handsets through external distribution channels, which resulted both in lower revenues and lower expenses.

Fixed business revenues reached 223 million euros in the third quarter of the year and accelerated their growth to 6.9% year-on-year (+5.0% year-on-year in the first nine months) on the back of the solid performance of broadband and TV revenues, and despite the negative impact of the aforementioned regulatory changes. Stripping out this impact, revenues would have increased by 7.3% year-on-year in the quarter (+7.0% in the first nine months).

•	Broadband and new services revenues increased 16.0% year-on-year both in the quarter and in the first nine months due to the increased number of broadband and pay TV accesses and the ARPU improvement resulting from the increased quality of the access base. Thus, these revenues accounted for 70% of fixed business revenues (+6 percentage points year-on-year).

•	In voice and access revenues the year-on-year reduction was lessened to 9.2% in July-September (-13.2% in January-September) and remained affected by the fixed-mobile substitution effect and the negative regulatory impact.

Operating expenses amounted to 355 million euros in July-September and increased 4.3% year-on-year (1,150 million euros in January-September; +3.2% year-on-year) due to the higher network expenses associated with transformation projects, which are partly offset by lower commercial expenses resulting from lower handsets subsidies due to the aforementioned prepay handset sales.

Thus, OIBDA totalled 187 million euros and increased 0.2% year-on-year compared to the third quarter of 2014 (566 million euros in the first nine months; +1.7% year-on-year). The OIBDA margin stood at 35.4% in July-September (-0.8 percentage points year-on-year) and at 33.6% in January-September (-0.3 percentage points year-on-year).

Additionally, during the first nine months of the year 8 million euros were recorded for the sale of non-strategic towers (6 million euros in the third quarter), compared to 2 million euros recorded the previous year, recorded entirely in the third quarter.

CapEx stood at 343 million euros in the first nine months of the year (-0.7% year-on-year excluding 6 million euros for the acquisition of spectrum in the first quarter of 2015) and was mainly devoted to the expansion of both the coverage and improvement of the mobile networks (3G and 4G) as well as the expansion of broadband networks in the country (fibre).

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,684	1,538	9.5	2.5	528	507	4.3	2.6
Mobile Business	991	921	7.6	0.8	305	302	1.2	(0.3)
Mobile service revenues	899	829	8.5	1.6	282	273	3.6	1.9
Data revenues	315	233	34.8	26.2	108	86	25.8	23.1
Handset revenues	92	92	(0.3)	(6.7)	23	29	(21.4)	(21.1)
Fixed Business	693	617	12.2	5.0	223	205	8.9	6.9
FBB and new services (1)	477	385	23.9	16.0	156	132	18.2	16.0
Voice & access revenues	203	219	(7.3)	(13.2)	64	69	(7.7)	(9.2)
Others	12	13	(7.9)	(13.8)	4	4	(12.1)	(13.5)
OIBDA	566	515	9.8	2.7	187	179	4.3	2.2
OIBDA margin	33.6%	33.5%	0.1 p.p.		35.4%	35.4%	0.0 p.p.
CapEx	343	318	8.0	1.1	105	111	(5.6)	(6.9)
Spectrum	6	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	222	198	12.6	5.3	82	68	20.5	17.2

Note:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	13,566.9	13,576.0	13,586.1	13,888.1	13,861.3	13,610.4	13,387.4	(1.5)
Fixed telephony accesses (1)	1,631.0	1,616.8	1,593.9	1,579.0	1,557.7	1,537.4	1,510.3	(5.2)
Internet and data accesses	984.5	1,005.3	1,030.5	1,047.7	1,067.9	1,093.6	1,106.4	7.4
Broadband	977.0	998.7	1,023.4	1,040.7	1,056.7	1,082.5	1,095.4	7.0
Fibre	38.8	47.3	55.9	63.7	73.8	82.8	90.5	61.8
Mobile accesses	10,424.3	10,394.0	10,381.4	10,660.2	10,619.5	10,345.1	10,129.6	(2.4)
Prepay	7,693.6	7,595.2	7,563.7	7,856.6	7,817.5	7,503.0	7,268.0	(3.9)
Contract	2,730.7	2,798.7	2,817.7	2,803.6	2,802.0	2,842.1	2,861.7	1.6
M2M	306.5	322.0	319.9	307.3	293.0	291.0	294.3	(8.0)
Pay TV	527.1	559.9	580.3	601.3	616.2	634.3	641.0	10.5
Wholesale Accesses	5.4	5.4	5.4	5.6	5.9	5.9	5.8	7.4

Total Accesses	13,572.3	13,581.4	13,591.5	13,893.8	13,867.2	13,616.3	13,393.2	(1.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	3,151	3,107	3,095	3,239	3,148	3,043	3,159	2.1
Data traffic (TB)	11,510	13,550	14,686	15,895	14,616	19,302	21,607	47.1
ARPU (EUR)	8.9	8.4	8.6	9.0	9.4	9.7	9.0	2.2
Prepay	3.9	3.6	3.6	3.7	3.8	3.8	3.3	(11.5)
Contract (1)	25.8	24.4	24.7	26.1	27.8	28.7	26.3	4.6
Data ARPU (EUR)	2.3	2.4	2.7	2.7	3.1	3.4	3.4	23.0
% non-SMS over data revenues	89.2%	91.6%	93.3%	93.4%	94.0%	93.5%	93.5%	0.2 p.p.
Churn	3.3%	3.1%	3.2%	3.3%	3.2%	3.7%	3.2%	(0.0 p.p. )
Contract (1)	1.7%	1.7%	2.0%	2.1%	1.9%	1.9%	2.3%	0.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	3,151	6,259	9,354	12,593	3,148	6,191	9,350	(0.0)
Data traffic (TB)	11,510	25,059	39,745	55,640	14,616	33,918	55,525	39.7
ARPU (EUR)	8.9	8.7	8.6	8.7	9.4	9.5	9.4	1.3
Prepay	3.9	3.7	3.7	3.7	3.8	3.8	3.6	(8.7)
Contract (1)	25.8	25.1	24.9	25.2	27.8	28.2	27.6	3.4
Data ARPU (EUR)	2.3	2.4	2.5	2.5	3.1	3.3	3.3	24.9
% non-SMS over data revenues	89.2%	90.4%	91.5%	91.9%	94.0%	93.7%	93.7%	2.2 p.p.
Churn	3.3%	3.2%	3.2%	3.2%	3.2%	3.4%	3.4%	0.1 p.p.
Contract (1)	1.7%	1.7%	1.8%	1.9%	1.9%	1.9%	2.0%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

In the third quarter of 2015, Telefónica Perú maintained an upward trend in its commercial activity in higher-value segments (mobile contract, smartphones mainly 4G, broadband and Pay TV). This commercial intensity was reflected in the revenue growth in the quarter (+2.6% year-on-year), although it continued to be affected by the strong impact of the reduction in mobile termination rates (with a 46% decrease which deducted 2.8 percentage points from revenue growth during the quarter). The year-on-year trend of the OIBDA margin improved significantly compared to the previous quarter despite the commercial intensity.

On the other hand, the Company’s positioning in innovation and service quality translated into 4G coverage expansion (which reached a population coverage of 62%).

At the end of September, Telefónica Perú managed 22.2 million accesses, 3% more than one year before.

Highlights in the mobile business were:

•	Mobile accesses increased by 2% year-on-year (16.8 million) underpinned by contract accesses (+10% year-on-year), which already accounted for 33% of the total mobile accesses (+2 percentage points year-on-year). It is also worth noting smartphone penetration (29% of mobile accesses, +15 percentage points year-on-year), thanks to the success of data promotion campaigns, which also drove the adoption of 4G services (1.1 million accesses). On the other hand, prepay accesses (11.3 million) recorded a 2% decrease year-on-year.

•	Net additions in contract reached 150 thousand accesses in the quarter, the highest in the last 4 quarters (405 thousand accesses in January-September) and reflected a solid volume of gross additions, the success of the higher-value customer migration strategy from prepay and a stable churn at 2.2% both in the quarter and in the first nine months of the year. Net losses in prepay (-195 thousand accesses; -421 thousand in January-September) reflected both the higher-value customers’ migration to contract and the loss of low-value accesses, the impact of which drove a churn increase in the quarter.

•	Voice traffic increased by 22% year-on-year (+14% in January-September), reflecting both growth in the base and the improvement in the customer mix. The positive performance of the customer base also boosted data traffic evolution (more than doubled with respect to July-September 2014 and to January-September 2014).

•	ARPU decreased by 4.2% year-on-year (-1.0% in January-September) due to both the effect of the repositioning of the customer base to a simpler offer which is based on data and the reduction in termination tariffs applied since April 2015. On the other hand, data ARPU continued to maintain a solid year-on-year growth rate (+15.3% in the quarter; +24.6% year-on-year in January-September).

The fixed business maintained the success of the service bundling campaigns, on the back of a differential offer in pay TV quality and content:

•	Traditional fixed accesses totalled 2.6 million as of September (-4% year-on-year), sustaining a progressive improvement after reporting net losses of 29 thousand accesses in the quarter (-80 thousand in January-September).

•	Retail broadband accesses reached 1.6 million as of September (+8% year-on-year) after recording net additions of 38 thousand accesses in the quarter (101 thousand in the first nine months of the year), underpinned by a differential TV offer (“Completa tu Trío” bundle offer). Likewise, it is worth mentioning the continual improvement in the speed mix of the fixed broadband base, with 73% of users on plans with speeds equal or above 4 Mb (+4 percentage points year-on-year).

•	Pay TV accesses stood at 1.1 million at the end of the quarter and accelerated their year-on-year growth to 29%, after recording net additions of 58 thousand accesses in the quarter (200 thousand in January-September) on the back of the differential features in content (Peruvian football and exclusive local channels), a broader number of HD channels and the digitalisation of the network.

Revenues reached 695 million euros in the third quarter of 2015 and increased by 2.6% year-on-year (2,071 million in January-September; +3.5% year-on-year) with an acceleration in fixed business revenues, and were still affected by the aforementioned steep reduction of mobile termination tariffs (stripping out this effect they would have increased by 5.4% in the quarter and 5.2% in the first nine months).

Mobile business revenues stood at 396 million euros in July-September (+1.2% year-on-year; +3.8% year-on-year in January-September).

•	Mobile service revenues increased by 3.5% year-on-year in the quarter (+5.8% in the first nine months of the year) driven by the data revenue growth. Stripping out the regulatory impact, they would have grown 9.0% year-on-year in the third quarter and 8.9% in January-September.

Thus, data revenues accounted for 31% of service revenues (+4 percentage points year-on-year) and recorded year-on-year growth of 18.1% in the third quarter (+30.1% in January-September), reflecting the increase in promotional activity in the quarter to foster 4G adoption, through the “Bono Ilimitado 4G” promotion (an offer on additional data once the user’s allowance has been reached, available exclusively over the 4G network and to holders of the “Plan Vuela”), as well as contract migrations. Likewise, non-SMS data revenues increased 26.3% year-on-year in the quarter (+39.0% in the first nine months of the year) and accounted for 94% of mobile data revenues (+6 percentage points year-on-year).

•	Handset revenues decreased by 13.5% year-on-year (-10.0% in January-September) affected by a higher level of subsidies related to the greater commercial effort in the high value segments.

Fixed business revenues showed a gradual acceleration of their year-on-year growth rate (+4.5% year-on-year; +3.2% in January-September) and stood at 299 million euros in the quarter.

•	Broadband and new services revenues increased by 14.3% year-on-year (+11.9% in the first nine months) reflecting the solid growth of broadband and Pay TV accesses, and accounted for 72% of total revenues (+6 percentage points compared to July-September 2014).

•	Voice and access revenues decreased by 13.4% year-on-year in the quarter (-12.8% in the first nine months of the year).

Operating expenses reached 460 million euros in the third quarter of 2015 and increased by 9.1% year-on-year in organic terms (excluding 2 million euros of restructuring costs) and by 8.6% in January-September, affected by the 9 million euros positive impact recorded in the third quarter of 2014 following the merger of the fixed and mobile businesses, the increase in supplies related to the commercial effort, the impact of the exchange rates over expenses paid in US dollars and the digitalisation drive in the fixed network. However, the year-on-year cost comparison stabilised sequentially thanks to a better evolution of the commercial cost and of the content costs, and of the greater efficiencies achieved in system costs.

OIBDA stood at 240 million euros in July-September (-10.3% year-on-year impacted by the abovementioned positive effect in expenses recorded in the third quarter of 2014), and at 690 million euros in January-September (-5.8% year-on-year). The OIBDA margin stood at 34.6% in the third quarter of the year, decreasing 5.0 percentage points year-on-year (33.3% in January-September; -3.3 percentage points year-on-year affected by the aforementioned positive impact in 2014), although it improved significantly compared to the previous quarter (+3.6 percentage points) explained by higher revenues and the sequential cost contention due to greater efficiencies in commercial costs.

CapEx reached 291 million euros in the first nine months of the year (+1.6% year-on-year) and reflected the Company’s commitment to improving network quality and coverage, with a leading deployment of 4G technology, the improvement in the broadband base speed and the digitalisation of the television service.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	2,071	1,838	12.7	3.5	695	646	7.5	2.6
Mobile Business	1,175	1,040	13.0	3.8	396	373	6.1	1.2
Mobile service revenues (1)	1,046	908	15.2	5.8	350	322	8.5	3.5
Data revenues	332	235	41.6	30.1	108	87	23.8	18.1
Handset revenues	130	132	(2.0)	(10.0)	47	51	(9.0)	(13.5)
Fixed Business	896	797	12.3	3.2	299	273	9.5	4.5
FBB and new services (2)	637	523	21.8	11.9	216	180	19.8	14.3
Voice & access revenues	246	259	(5.1)	(12.8)	80	88	(9.4)	(13.4)
Others	13	16	(16.5)	(23.3)	4	5	(26.9)	(30.1)
OIBDA	690	682	1.2	(7.1)	240	257	(6.5)	(11.0)
OIBDA margin	33.3%	37.1%	(3.8 p.p. )		34.6%	39.7%	(5.2 p.p. )
CapEx	291	263	10.6	1.6	110	114	(3.6)	(8.8)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	399	419	(4.8)	(12.5)	130	143	(8.7)	(12.8)

Note:

•	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	21,081.6	21,287.9	21,632.6	21,976.4	22,083.4	22,104.2	22,184.3	2.6
Fixed telephony accesses (1)	2,725.7	2,776.9	2,749.3	2,714.7	2,641.4	2,605.8	2,634.9	(4.2)
Fixed wireless (2)	251.4	292.8	280.2	262.7	191.2	229.8	208.5	(25.6)
Internet and data accesses	1,457.2	1,490.7	1,505.2	1,523.4	1,557.4	1,589.2	1,628.0	8.2
Broadband	1,431.8	1,468.8	1,483.2	1,501.3	1,529.7	1,564.4	1,602.5	8.0
Mobile accesses	16,012.9	16,133.1	16,489.0	16,790.2	16,870.2	16,819.1	16,773.8	1.7
Prepay	11,377.8	11,288.6	11,450.9	11,676.3	11,645.3	11,450.4	11,255.3	(1.7)
Contract	4,635.2	4,844.5	5,038.1	5,113.9	5,224.8	5,368.7	5,518.5	9.5
M2M	82.8	85.6	87.8	86.2	118.0	98.4	99.8	13.6
Pay TV	885.7	887.3	889.1	948.0	1,014.5	1,090.1	1,147.7	29.1
Wholesale Accesses	0.4	0.4	0.4	0.4	0.3	0.2	0.2	(64.4)

Total Accesses	21,082.1	21,288.4	21,633.0	21,976.8	22,083.7	22,104.3	22,184.5	2.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	7,886	6,762	7,177	7,607	8,001	8,083	8,775	22.3
Data traffic (TB)	2,901	3,078	3,599	4,206	5,040	6,389	8,232	128.7
ARPU (EUR)	6.1	6.2	6.7	6.9	7.0	6.8	6.7	(4.2)
Prepay	3.9	3.8	4.1	4.2	4.2	3.9	3.7	(12.6)
Contract (1)	12.0	11.9	12.6	13.4	13.5	13.2	13.1	(0.8)
Data ARPU (EUR)	1.5	1.6	1.8	2.0	2.2	2.3	2.1	15.3
% non-SMS over data revenues	85.5%	88.4%	88.6%	85.9%	92.1%	94.0%	94.5%	5.9 p.p.
Churn	3.8%	4.0%	3.8%	3.7%	4.0%	4.3%	4.4%	0.7 p.p.
Contract (1)	2.1%	1.5%	1.4%	1.9%	2.2%	2.0%	2.2%	0.8 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	7,886	14,648	21,825	29,432	8,001	16,084	24,860	13.9
Data traffic (TB)	2,901	5,979	9,578	13,784	5,040	11,429	19,662	105.3
ARPU (EUR)	6.1	6.1	6.3	6.5	7.0	6.9	6.8	(1.0)
Prepay	3.9	3.8	3.9	4.0	4.2	4.0	3.9	(7.3)
Contract (1)	12.0	11.9	12.1	12.4	13.5	13.3	13.3	0.6
Data ARPU (EUR)	1.5	1.5	1.6	1.7	2.2	2.2	2.2	24.6
% non-SMS over data revenues	85.5%	86.9%	87.5%	87.1%	92.1%	93.1%	93.6%	6.0 p.p.
Churn	3.8%	3.9%	3.9%	3.8%	4.0%	4.1%	4.2%	0.4 p.p.
Contract (1)	2.1%	1.5%	1.5%	1.6%	2.2%	2.1%	2.2%	0.7 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Colombia

(year-on-year changes in organic terms)

During the third quarter of the year all services recorded operational improvements, mainly in mobile contract, with the highest net additions recorded in the last two years, and in pay TV, with an all-time record of gross additions in the quarter. Likewise, revenues demonstrated a recovery trend and returned to a year-on-year growth path in the quarter, despite the strong impact of the mobile termination rates reduction applied since January 2015 (with a 42% drop, which deducted 3.6 percentage points from revenue growth in the quarter).

The positive commercial performance is based on the continual simplification of the plans portfolio, with mass migrations toward new unlimited voice and higher data allowance plans launched in May 2015, and on the commitment to innovation, as shown by the launch of Movistar Video in June, the online pay TV platform, which already reach a base of 14 thousand users.

Telefónica Colombia managed 15.6 million accesses at the end of September (+1% year-on-year). Regarding the operating performance of the mobile business:

•	Mobile accesses stood at 12.7 million (+1% year-on-year), after recording net additions of 242 thousand accesses in the quarter, with a sound increase in commercial intensity, which translated into a gross additions volume 14% higher vs. the third quarter of 2014, and with a churn trend (3.4%; +0.6 percentage points year-on-year) that reflected an increase in prepay churn (3.9%; +0.9 percentage points year-on-year) related to low-value accesses. Thus, in contract, quarterly net additions were the highest of the last two years (59 thousand accesses; 54 thousand in the first nine months), thanks to a very positive performance in terms of both gross additions (+39% year-on-year) and churn (2.0% in the quarter; -0.2 percentage points year-on-year). In prepay, net additions of 183 thousand accesses reflected a solid commercial activity (the highest level of gross additions since the fourth quarter of 2013) that more than offset the aforementioned higher churn of low-value customers.

Smartphones reached 4.0 million accesses as at September (33% penetration) and the LTE access base continued to grow progressively, and stood at 863 thousand (penetration of 7.0%), underpinned by the progressive increase of coverage, that almost reach 40% of the population.

•	Voice traffic accelerated its growth in the third quarter to 8% year-on-year (+4% in January-September), as a result of the increase in traffic per user following the launch of the new plans (average outgoing traffic per contract user increased by 5%). Data traffic increased by 40% year-on-year (+50% in January-September) driven by the new commercial offer.

•	ARPU slowed its year-on-year decline rate in the quarter (-7.1%; -8.5% in January-September) despite the reduction in termination rates, thanks to the sequential improvement of the outgoing ARPU. Data ARPU accelerated its growth rate to 17.1% in the quarter (+11.2% in the first nine months of the year).

In the fixed business it is worth noting the reduction in churn in all services compared to the previous quarter:

•	Traditional fixed accesses stood at 1.4 million at the end of the quarter (-1% year-on-year) and recorded net losses in the quarter of 3 thousand accesses (-13 thousand accesses in January-September).

•	Retail broadband accesses exceeded 1.0 million customers (+6% year-on-year), after recording net additions in July-September of 13 thousand accesses (+43 thousand in January-September), as a result of the focus on service bundling and the increase in access base speeds (the access base with speeds equal to or above 4Mbps increased 8 percentage points year-on-year and stood at 35%).

•	Pay TV accesses reached 471 thousand as of September with a year-on-year growth of 17%. Net additions reached 27 thousand accesses (55 thousand in January-September), after posting record gross additions in the quarter (+30% year-on-year). The intensification of the commercial activity is the result of the strengthening of service quality, the higher number of HD channels and the introduction since August of the “Win Sports” channel (Colombian league football); as well as the focus on service bundling, with the launch during the quarter of packages that include online TV and broadband with speeds of 8 Mb or above. On the other hand, the percentage of 2P and 3P with respect to the traditional accesses base accounted for 70% (+5 percentage points year-on-year).

Revenues were back to a year-on-year growth performance in July-September (+0.5%) and totalled 352 million euros mainly due to a better evolution of the fixed business. In January-September, revenues reached 1,151 million euros, declining 0.3% year-on-year. It is worth noting that since January 2015 revenues were affected by the aforementioned strong decline in mobile network termination rates (stripping out this impact revenues would have grown by 4.1% year-on-year in the quarter and by 3.3% in January-September).

Mobile business revenues reached 219 million euros in the third quarter (-1.4% year-on-year; 718 million euros in the first nine months of the year, -1.3% year-on-year).

•	Mobile service revenues decreased 5.0% year-on-year in the quarter (-3.8% in January-September), affected by the higher promotional intensity and the reduction of termination rates (+1.2% year-on-year in the quarter and +2.0% in January-September stripping out this effect).

Data revenues accelerated their year-on-year growth rate and increased 14.7% (+13.1% in the first nine months of the year) and accounted for 32% of mobile service revenues (+6 percentage points year-on-year). At the same time, non-SMS revenues increased by 17.4% year-on-year in July-September (+16.3% in January-September), representing already 98% of data revenues (+2 percentage points year-on-year).

•	Handset revenues recorded year-on-year growth of 34.9% in the quarter (+23.8% in January-September) reflecting the strong growth in gross additions.

Fixed business revenues stood at 134 million euros in July-September (+4.0% year-on-year; 432 million euros in the first nine months of the year, +1.5% year-on-year).

•	Broadband and new services revenues increased by 9.4% year-on-year in the third quarter (+5.5% in the first nine months), driven by the good performance of the pay TV both in accesses and ARPU, and already accounted for 61% of fixed revenues (+3 percentage points year-on-year).

•	Voice and access revenues improved their trend sequentially (-3.3% year-on-year in July-September, -3.7% in January-September), due to a better evolution of the customer base.

Operating expenses reached 240 million euros and posted an acceleration in the year-on-year growth rate in the third quarter (+7.8% year-on-year; -1.0% in the first nine months), reflecting higher commercial costs, a more homogeneous year-on-year comparison after the impact of the elimination of the lock-in clauses in July 2014, as well as the negative impact resulting from the depreciation of the Colombian peso against the US dollar.

On the other hand, partially offsetting these effects, termination costs decreased year-on-year as a result of the reduction of the termination rates and the operating efficiencies related to the execution of the simplification processes, which continued to post progressive savings (reduction in the commercial offer portfolio and a distribution channel mix moving towards progressively higher activity of the online channel, and optimisation of network expenses).

Thus, OIBDA stood at 121 million euros in the third quarter (-10.3% year-on-year; 417 million euros in January-September, +1.3% year-on-year) mainly affected by the acceleration in the growth of the aforementioned commercial expenses. The OIBDA margin stood at 34.3% in the third quarter (-4.2 percentage points year-on-year) and at 36.2% in January-September, with year-on-year expansion of 0.6 percentage points.

CapEx totalled 254 million euros in January-September (+1.4% year-on-year in organic terms excluding 112 million euros of spectrum in the first quarter of 2014), as a result of the focus on coverage and signal quality (3G and 4G mobile network deployment) and the continual improvement of the broadband network, with investments focused on shortening the loop to increase speed.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,151	1,281	(10.2)	(0.3)	352	451	(21.8)	0.5
Mobile Business	718	808	(11.1)	(1.3)	219	286	(23.4)	(1.4)
Mobile service revenues	637	735	(13.4)	(3.8)	192	260	(26.2)	(5.0)
Data revenues	195	191	1.9	13.1	61	68	(10.4)	14.7
Handset revenues	82	73	11.5	23.8	27	25	5.7	34.9
Fixed Business	432	473	(8.6)	1.5	134	165	(19.1)	4.0
FBB and new services (1)	253	266	(5.0)	5.5	81	95	(14.3)	9.4
Voice & access revenues	178	206	(13.3)	(3.7)	52	70	(25.5)	(3.3)
Others	1	1	(26.0)	(17.8)	0	0	(31.1)	(9.3)
OIBDA	417	457	(8.7)	1.3	121	174	(30.5)	(10.4)
OIBDA margin	36.2%	35.6%	0.6 p.p.		34.3%	38.6%	(4.3 p.p. )
CapEx	254	390	(34.9)	(27.8)	95	90	5.7	36.6
Spectrum	—	112	n.m.	n.m.	—	2	n.m.	n.m.
OpCF (OIBDA-CapEx)	163	66	145.7	n.m.	26	84	(68.9)	(56.6)

Note:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	15,128.7	15,052.5	15,403.9	15,689.7	15,777.5	15,308.1	15,587.6	1.2
Fixed telephony accesses (1)	1,459.9	1,464.0	1,468.6	1,461.0	1,465.8	1,450.8	1,448.2	(1.4)
Internet and data accesses	895.1	922.4	952.9	970.2	997.3	999.8	1,012.8	6.3
Broadband	886.7	913.9	944.5	961.7	988.9	991.3	1,004.4	6.3
Mobile accesses	12,409.8	12,281.9	12,581.6	12,842.5	12,884.9	12,413.3	12,655.6	0.6
Prepay	9,105.9	8,982.4	9,313.3	9,582.6	9,633.2	9,158.6	9,341.8	0.3
Contract	3,303.9	3,299.5	3,268.3	3,259.9	3,251.7	3,254.7	3,313.7	1.4
M2M	404.7	416.2	421.5	427.8	438.7	444.4	456.4	8.3
Pay TV	363.8	384.1	400.8	416.0	429.4	444.2	471.0	17.5
Wholesale Accesses	1.9	1.9	1.9	1.9	1.9	1.9	1.9	0.0

Total Accesses	15,130.6	15,054.4	15,405.9	15,691.6	15,779.4	15,310.1	15,589.5	1.2

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	5,603	5,525	5,607	5,781	5,591	5,713	6,076	8.4
Data traffic (TB)	6,670	7,454	8,708	9,410	10,516	11,387	12,232	40.5
ARPU (EUR)	6.1	6.4	6.6	6.2	5.5	5.5	4.7	(7.1)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	1.3	(8.3)
Contract (1)	20.4	21.4	22.6	21.5	19.9	19.6	16.4	(6.3)
Data ARPU (EUR)	1.6	1.7	1.8	1.7	1.7	1.8	1.6	17.1
% non-SMS over data revenues	93.7%	94.7%	95.4%	97.5%	96.9%	97.3%	97.7%	2.3 p.p.
Churn	3.0%	3.8%	2.7%	3.0%	3.0%	4.5%	3.4%	0.6 p.p.
Contract (1)	2.3%	2.1%	2.2%	2.1%	2.2%	2.3%	2.0%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	5,603	11,128	16,735	22,516	5,591	11,304	17,379	3.8
Data traffic (TB)	6,670	14,124	22,832	32,242	10,516	21,902	34,134	49.5
ARPU (EUR)	6.1	6.2	6.3	6.3	5.5	5.5	5.2	(8.5)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	1.4	(12.7)
Contract (1)	20.4	20.9	21.5	21.5	19.9	19.8	18.7	(3.6)
Data ARPU (EUR)	1.6	1.7	1.7	1.7	1.7	1.7	1.7	11.2
% non-SMS over data revenues	93.7%	94.2%	94.6%	95.3%	96.9%	97.1%	97.3%	2.7 p.p.
Churn	3.0%	3.4%	3.2%	3.1%	3.0%	3.8%	3.6%	0.5 p.p.
Contract (1)	2.3%	2.2%	2.2%	2.2%	2.2%	2.2%	2.1%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

Telefónica Mexico posted another quarter of intense commercial activity, the highlight being the contract segment with the launch of the new “Vas a Volar” plans. This commercial improvement was reflected in the acceleration of year-on-year revenue growth and the solid profitability expansion (increasing generation of economies of scale and lower interconnection expenses).

The year-on-year results comparison has been positively affected by the application of the asymmetric regulation of termination rates in the dominant operator’s network (zero cents per minute) since 14 August 2014, although its effect has been reduced compared to the preceding quarters as a consequence of the homogeneous comparisons since August.

Likewise, the economic-financial results of the third quarter are affected by the resolution of 12 August 2015 of IFT regulator (Federal Telecommunications Institute), which confirmed the application of the termination rates cut in non-dominating mobile operators networks since the date of said resolution (-19% for voice termination; -83% for SMS termination). This reduction was initially recorded since 1 January 2015. Thus, the net impact of this regulatory change had an effect on the year-on-year revenue variation of +13 million euros in the third quarter, though in January-September has been -10 million euros.

Telefónica Mexico accesses grew by a solid 13% year-on-year, reaching 24.9 million accesses.

•	Mobile accesses stood at 23.4 million and increased 14% with respect to September 2014. Smartphones grew 87% year-on-year and reached a penetration of 40% (+16 percentage points year-on-year), while LTE accesses amounted to 1.3 million (6% of penetration) due to the progressive deployment of the LTE network (34% of population coverage).

•	Net additions in July-September totalled 356 thousand mobile accesses and 1.7 million in January-September increasing year-on-year by 12% and by 8 times respectively. It is worth noting the strong push in the contract segment, with net additions in the quarter of 130 thousand accesses (-33 thousand accesses in the third quarter of the previous year; +159 thousand in January-September) a result of the higher volume of gross additions (new quarterly record-high: 3x higher year-on-year) and the lower churn (1.6%, -0.5 vs. previous quarter).

On the other hand, the prepay segment posted a high level of commercial activity, with net additions in the quarter (226 thousand) below the level of previous quarters due to a upturn in churn (3.8%, +0.2 percentage points year-on-year).

•	The year-on-year decline in quarterly ARPU reduced to 2.0% on the back of the improvement in data ARPU, which returned to growth (+4.2%). During the January-September period, ARPU decreased 3.9% year-on-year due to the recent change in the commercial offering, which boosted the access base.

•	Voice traffic increased 15% year-on-year (+18% in January-September), while data traffic continued showing strong increases (+38% year-on-year in the quarter, +60% in the year) due to smartphone growth and the progressive adoption of 4G services.

•	Fixed accesses through fixed wireless technology decreased by 5% year-on-year to 1.5 million.

Revenues in the quarter reached 453 million and accelerated their year-on-year growth to 17.9% (1,356 million euros in January-September; +10.5% year-on-year). Excluding the aforementioned regulatory changes, revenues would have increased by 14.8% and 11.3% respectively.

•	Mobile service revenues (399 million euros) improved their year-on-year growth rate in the third quarter to 16.8% year-on-year (+10.0% in the first nine months of the year) leveraged on the significant growth in accesses. Excluding the impact of termination rates, revenues would have grown 13.3% year-on-year (+10.9% in January-September).

Data revenues accelerated their growth to 18.2% year-on-year in the quarter (+7.8% in January-September), representing 24% of service revenues. These revenues were driven by non-SMS data revenues, which grew 28.2% year-on-year in July-September (+25.9% in January-September), accounting for 76% of total data revenues (+6 percentage points year-on-year).

•	Handset revenues grew 26.4% year-on-year in the quarter (+13.7% in January-September) as a result of a more intense commercial activity in high-value segments and of the impact of the depreciation of the Mexican peso against the dollar, which is transferred to the sale price of the device.

Operating expenses stood at 327 million euros in the last three months, accelerating year-on-year growth in the quarter (+10.5%), reflecting a more homogeneous comparison due to the application of the asymmetry of termination rates in the dominant mobile operator’s network since 14 August 2014. In the first nine months of the year, operating expenses increased year-on-year by 1.3% as a result of higher commercial expenses and of the impact of the depreciation of the Mexican peso (mainly in handset consumption) partially offset by lower termination costs and the efficiency plans carried out.

OIBDA totalled 134 million euros in the third quarter, a 39.0% increase compared to the same quarter of 2014 (348 million euros in the first nine months; +48.6% year-on-year), reflecting the strong increase in accesses, the growing generation of economies of scale and the asymmetry in regulation.

Thus, OIBDA margin stood at 29.5% and increased 4.4 percentage points year-on-year in the quarter (25.6% January-September, +6.6 percentage points).

CapEx amounted to 164 million euros in the first nine months of the year, growing 11.4% year-on-year, mainly devoted to the expansion of 3G and 4G coverage and capacity and the improvement of the distribution channel.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,356	1,196	13.3	10.5	453	403	12.5	17.9
Mobile service revenues	1,165	1,033	12.8	10.0	399	357	11.8	16.8
Data revenues	276	249	10.6	7.8	95	84	13.1	18.2
Handset revenues	191	164	16.7	13.7	55	46	18.4	26.4
OIBDA	348	228	52.3	48.5	134	99	34.9	38.9
OIBDA margin	25.6%	19.1%	6.6 p.p.		29.5%	24.6%	4.9 p.p.
CapEx	164	144	14.3	11.4	55	53	3.5	8.0
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	183	85	116.8	111.3	79	46	71.1	74.0

Note:

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Mobile accesses	19,324.8	20,244.2	20,561.0	21,673.4	22,536.6	23,048.8	23,405.0	13.8
Prepay	17,862.0	18,777.4	19,127.6	20,207.5	21,056.6	21,553.9	21,779.8	13.9
Contract	1,462.8	1,466.8	1,433.4	1,465.8	1,480.0	1,494.9	1,625.2	13.4
M2M	351.0	354.1	362.1	433.7	455.8	485.9	521.2	43.9
Fixed Wireless	1,504.8	1,530.6	1,540.4	1,551.3	1,545.6	1,553.8	1,468.9	(4.6)

Total Accesses	20,829.6	21,774.8	22,101.5	23,224.7	24,082.2	24,602.6	24,873.9	12.5

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	6,626	7,723	7,454	8,807	8,485	8,559	8,587	15.2
Data traffic (TB)	4,460	4,590	6,497	6,832	7,891	7,967	8,991	38.4
ARPU (EUR)	4.6	5.0	5.0	5.2	4.9	4.9	4.7	(2.0)
Prepay	3.9	4.3	4.4	4.6	4.3	4.3	4.3	1.1
Contract (1)	20.0	19.1	19.2	19.3	19.0	19.2	17.1	(6.4)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	1.4	4.2
% non-SMS over data revenues	65.4%	68.2%	70.2%	73.4%	80.2%	82.0%	76.2%	6.0 p.p.
Churn	5.7%	2.9%	3.5%	3.4%	2.8%	3.4%	3.6%	0.1 p.p.
Contract (1)	1.1%	1.4%	1.4%	1.6%	1.7%	2.2%	1.6%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	6,626	14,349	21,804	30,611	8,485	17,044	25,630	17.6
Data traffic (TB)	4,460	9,050	15,547	22,379	7,891	15,858	24,849	59.8
ARPU (EUR)	4.6	4.8	4.9	5.0	4.9	4.9	4.8	(3.9)
Prepay	3.9	4.1	4.2	4.3	4.3	4.3	4.3	(0.6)
Contract (1)	20.0	19.5	19.4	19.4	19.0	19.1	18.4	(7.7)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	1.3	(4.2)
% non-SMS over data revenues	65.4%	66.8%	67.9%	69.3%	80.2%	81.1%	79.3%	11.4 p.p.
Churn	5.7%	4.3%	4.0%	3.9%	2.8%	3.1%	3.3%	(0.7 p.p. )
Contract (1)	1.1%	1.3%	1.4%	1.4%	1.7%	1.9%	1.8%	0.5 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In the third quarter of the year Telefónica continued to offer the best services to its customers in Venezuela and Central America thanks to the continual progress in service quality and network coverage, which permitted the confirmation of a positive operational and financial evolution.

Thus, Telefónica announced on 5 October the launch of 4G services in Nicaragua through different packages for contract and prepay customers, reinforcing its network to offer the best experience in the region.

Furthermore, the reported results in Venezuela as of September 2015 were affected by the Company’s decision to adopt an exchange rate for the Venezuelan bolivar of 199 bolivars fuertes per dollar (last assignment of SIMADI), which has been effective since the second quarter of 2015.

Regarding operating trends in the business as of September 2015:

•	Accesses amounted to 24.1 million, 1% more than a year ago despite the disconnection of 1.8 million inactive prepay accesses in Central America in the fourth quarter of 2014. In Venezuela, accesses totalled 11.9 million (+4% year-on-year) and in Central America 12.1 million (-1% year-on-year).

•	Mobile accesses stood at 22.3 million (+2% year-on-year). In Venezuela, these accesses reached 10.7 million (+5% year-on-year), driven by higher consumption levels, as well as the solid performance of the 4G offers (336 thousand accesses at the end of September), although the level of commercial activity has been reduced in the quarter. In Central America, totalled 11.6 million and decreased 1% year-on-year due to the aforementioned disconnection of accesses.

•	During the quarter, net additions of mobile accesses in the region stood at 154 thousand accesses (+304 thousand in Central America; -150 thousand in Venezuela due to the low availability of handsets). Net additions during the first nine months amounted to 844 thousand accesses (+767 thousand in Central America and +77 thousand in Venezuela).

•	Smartphones with an associated data plan, increased 25% year-on-year and reached a penetration of 37% (+7 percentage points year-on-year), consolidating their position as the main lever for accesses growth. In Venezuela, penetration stood at 53% (+7 percentage points year-on-year) and in Central America at 23% (+6 percentage points year-on-year).

•	Voice traffic maintained a strong growth both in the July-September period and in January-September (+14% and +11% respectively), mainly driven by higher consumption per user in Venezuela (traffic per customer +21% in July-September, +20% in January-September). Likewise, data traffic continued to show very positive volumes (+51% year-on-year both in the quarter and in the first nine months), due to the strong smartphone expansion. Thus, ARPU in the region increased 31.2% year-on-year in the quarter (+27.0% in the first nine months).

•	Pay TV accesses in Venezuela stood at 482 thousand and increased by 2% year-on-year after recording net additions of 2 thousand accesses in the quarter (+15 thousand accesses in the first nine months of the year).

Revenues in the third quarter of 2015 reached 388 million euros, 43.0% more than in the same period of 2014 (965 million euros in the first nine months; +34.7% year-on-year). In Venezuela, revenues amounted to 165 million euros, with a 93.2% year-on-year increase in the quarter and 82.3% in the first nine months. In Central America, revenues increased 6.1% year-on-year in July-September to 223 million euros (659 million euros, +4.2% in January-September).

•	Mobile service revenues increased by 38.8% year-on-year in July-September (+29.5% in January-September) mainly due to higher mobile data consumption driven by high smartphone penetration and higher traffic. In Venezuela, these revenues increased 83.2% year-on-year in July-September (+68.7% in January-September) and in Central America, they accelerated to 5.7% in July-September (+4.2% in January-September).

Thus, data revenues accounted for 32% of mobile service revenues in the quarter (+2% year-on-year) and increased by 70.6% year-on-year (+54.8% in the first nine months). This evolution is explained by the increase in non-SMS data revenues (+92.5% year-on-year in July-September; +80.1% in January-September), which accounted for 84% of data revenues in the quarter (+9 percentage points year-on-year).

•	Handset revenues more than doubled both in the quarter and in the first nine months of the year as a result of higher handset prices, due to limited availability in Venezuela.

Operating expenses amounted to 310 million euros in the quarter (+57.8% year-on-year; +47.7% in the first nine months) mainly affected by the widespread increase in prices and the negative impact of the exchange rate adjustment over dollarised expenses. These costs are partially offset by the effort in efficiencies generation carried out by the Company.

OIBDA totalled 86 million euros in July-September and increased by 15.3% year-on-year (+8.0% in January-September, reaching 222 million euros). The OIBDA margin stood at 22.1% in July-September (-6.0 percentage points year-on-year) and at 23.0% in January-September (-6.3 percentage points year-on-year).

CapEx reached 179 million euros in the first nine months of the year, growing 44.9% year-on-year due to higher investments for infrastructural improvements as well as the development of 3G and 4G networks in the region.

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1) (2)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	965	958	0.7	34.7	388	379	2.5	43.0
Mobile service revenues	881	896	(1.8)	29.5	351	353	(0.5)	38.8
Data revenues (3)	295	276	6.9	54.8	113	107	5.4	70.6
Handset revenues	85	61	38.4	114.8	38	26	46.6	109.8
OIBDA	222	313	(29.1)	8.0	86	125	(31.4)	15.3
OIBDA margin	23.0%	32.6%	(9.7 p.p. )		22.1%	33.1%	(10.9 p.p. )
CapEx	179	247	(27.5)	(4.4)	91	112	(18.8)	7.8
Spectrum (4)	—	80	—	—	—	1	—	—
OpCF (OIBDA-CapEx)	42	65	(35.2)	85.5	(5)	13	c.s.	c.s.

Note:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).
•	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2014, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

ACCESSES (1)

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (2)	1,377.3	1,386.0	1,361.8	1,288.4	1,314.7	1,297.8	1,274.1	(6.4)
Fixed Wireless	1,127.4	1,138.2	1,128.7	1,065.0	1,093.5	1,078.1	1,056.0	(6.4)
Internet and data accesses	12.2	12.1	11.9	12.3	12.6	13.0	13.4	12.2
Broadband	4.8	4.9	5.1	5.3	5.6	6.0	6.4	25.6
Mobile accesses	21,813.8	21,919.5	21,947.2	21,471.9	21,899.6	22,161.8	22,316.2	1.7
Prepay (3) (4)	19,602.9	19,676.2	19,721.3	19,242.6	19,672.9	19,943.2	20,098.1	1.9
Contract	2,210.9	2,243.3	2,225.9	2,229.2	2,226.7	2,218.6	2,218.1	(0.4)
M2M	123.8	129.8	134.9	141.7	147.9	147.7	148.3	9.9
Pay TV	415.3	463.2	472.8	466.6	476.1	480.0	482.1	2.0

Total Accesses	23,618.6	23,780.9	23,793.7	23,239.2	23,703.0	23,952.6	24,085.8	1.2

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	Includes fixed wireless and VoIP accesses.
(3)	Includes prepay M2M accesses.
(4)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

SELECTED OPERATIONAL MOBILE BUSINESS DATA (1)

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	9,173	9,262	9,413	9,627	10,125	10,215	10,695	13.6
Data traffic (TB)	9,993	10,434	11,848	13,400	14,300	16,472	17,848	50.6
ARPU (EUR) (2)	3.6	3.7	4.1	4.6	5.2	2.9	4.0	31.2
Prepay (3)	3.0	2.9	3.3	3.8	4.4	2.3	3.2	34.5
Contract (4)	10.2	10.8	11.7	12.9	13.4	8.7	12.0	21.8
Data ARPU (EUR) (3) (5)	1.3	1.3	1.5	1.7	2.1	1.1	1.7	64.7
% non-SMS over data revenues	66.7%	70.3%	74.2%	75.4%	79.9%	81.5%	83.6%	9.4 p.p.
Churn (3)	2.6%	2.8%	3.1%	4.8%	2.6%	2.9%	2.9%	(0.2 p.p.	)
Contract (4)	1.1%	1.2%	1.3%	1.2%	1.1%	1.2%	1.1%	(0.2 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	9,173	18,435	27,848	37,475	10,125	20,340	31,034	11.4
Data traffic (TB)	9,993	20,427	32,274	45,675	14,300	30,772	48,619	50.6
ARPU (EUR) (2)	3.6	3.7	3.8	4.0	5.2	4.0	4.0	27.0
Prepay (3)	3.0	3.0	3.1	3.3	4.4	3.3	3.3	31.0
Contract (4)	10.2	10.5	10.9	11.4	13.4	11.0	11.3	14.3
Data ARPU (EUR) (3) (5)	1.3	1.3	1.3	1.4	2.1	1.6	1.6	53.7
% non-SMS over data revenues	66.7%	68.5%	70.6%	72.0%	79.9%	80.7%	81.9%	11.3 p.p.
Churn (3)	2.6%	2.7%	2.9%	3.3%	2.6%	2.7%	2.8%	(0.1 p.p.	)
Contract (4)	1.1%	1.1%	1.2%	1.2%	1.1%	1.1%	1.1%	(0.1 p.p.	)

Notes:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VZ/$ for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VZ/$ in the fourth quarter of 2014.

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2014 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(3)	Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.
(4)	Excludes M2M.
(5)	Does not include hyperinflation adjustment.

Other Hispam countries

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September					July - September
	2015	2014	% Chg		% Chg Local Cur	2015	2014	% Chg		% Chg Local Cur
Revenues	448	369	21.3		(0.3)	150	128	17.2		(1.7)
Mobile service revenues	403	345	16.7		(4.1)	136	119	15.1		(3.4)
Data revenues	147	111	32.9		9.2	52	37	41.2		18.7
Handset revenues	45	24	87.6		54.2	14	10	42.9		19.2
OIBDA	145	134	8.1		(11.1)	47	47	1.7		(14.7)
OIBDA margin	32.3%	36.2%	(3.9 p.p.	)		31.5%	36.3%	(4.8 p.p.	)
CapEx	211	65	n.m.		n.m.	38	43	(11.4)		(27.1)
Spectrum	135	—	—		—	—	—	—		—
OpCF (OIBDA-CapEx)	(67)	69	c.s.		c.s.	10	4	138.8		143.1

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Mobile accesses	5,174.5	5,155.4	4,995.9	5,002.5	4,675.3	4,545.3	4,355.5	(12.8)
Prepay	4,165.4	4,111.9	3,915.1	3,897.8	3,545.6	3,380.8	3,135.8	(19.9)
Contract	1,009.1	1,043.5	1,080.9	1,104.7	1,129.7	1,164.6	1,219.7	12.8
M2M	116.4	124.2	136.9	154.2	173.3	182.7	191.5	39.8
Fixed Wireless	49.5	49.5	51.3	53.1	48.1	43.8	36.7	(28.6)

Total Accesses	5,224.0	5,204.9	5,047.3	5,055.6	4,723.4	4,589.1	4,392.1	(13.0)

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	1,203	1,212	1,201	1,172	1,253	1,273	5.0
Data traffic (TB)	1,142	1,223	1,315	1,485	1,786	2,213	2,950	124.4
ARPU (EUR)	6.8	7.0	7.3	7.8	8.3	8.9	9.3	7.0
Prepay	4.0	3.9	4.1	4.4	4.6	4.8	5.2	6.7
Contract (1)	21.1	22.1	21.8	22.3	24.5	24.6	23.8	(8.0)
Data ARPU (EUR)	2.3	2.4	2.4	2.6	3.0	3.6	3.8	32.8
% non-SMS over data revenues	76.8%	78.6%	78.5%	80.6%	82.5%	85.1%	85.8%	7.3 p.p.
Churn	2.5%	2.8%	3.7%	3.2%	5.7%	4.6%	5.3%	1.6 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.7%	1.6%	1.5%	1.5%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	2,378	3,589	4,790	1,172	2,426	3,698	3.0
Data traffic (TB)	1,142	2,366	3,680	5,165	1,786	3,999	6,949	88.8
ARPU (EUR)	6.8	6.9	7.0	7.2	8.3	8.6	8.8	2.7
Prepay	4.0	3.9	4.0	4.1	4.6	4.7	4.9	0.6
Contract (1)	21.1	21.7	21.7	21.9	24.5	24.6	24.3	(7.9)
Data ARPU (EUR)	2.3	2.3	2.3	2.4	3.0	3.3	3.4	20.4
% non-SMS over data revenues	76.8%	77.7%	78.0%	78.6%	82.5%	83.9%	84.5%	6.6 p.p.
Churn	2.5%	2.6%	3.0%	3.0%	5.7%	5.2%	5.2%	2.2 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.4%	1.6%	1.6%	1.5%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	182	170	7.1	1.9	56	56	0.3	1.2
Mobile service revenues	171	160	6.6	1.4	53	53	0.0	0.8
Data revenues	75	64	16.2	10.6	23	22	6.9	7.7
Handset revenues	11	10	15.9	10.3	3	3	5.4	7.2
OIBDA	63	67	(6.2)	(10.6)	19	23	(19.4)	(18.4)
OIBDA margin	34.6%	39.5%	(4.9 p.p. )		33.5%	41.7%	(8.2 p.p. )
CapEx	21	19	11.3	5.9	7	3	115.7	113.4
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	42	49	(12.9)	(16.8)	12	20	(40.3)	(39.2)

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	September	% Chg
Mobile accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	1,786.1	(4.6)
Prepay	1,245.8	1,243.2	1,259.6	1,276.9	1,305.3	1,228.4	1,148.7	(8.8)
Contract	599.9	611.2	612.0	606.9	607.1	615.7	637.4	4.2
M2M	35.5	36.6	37.0	40.6	43.7	47.8	52.3	41.3

Total Accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	1,786.1	(4.6)

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	850	845	862	864	840	783	801	(7.1)
Data traffic (TB)	1,045	1,118	1,318	1,499	1,704	1,937	2,345	77.8
ARPU (EUR)	9.5	9.1	9.2	9.8	10.0	9.8	9.5	3.9
Prepay	4.6	4.3	4.2	4.6	4.5	4.6	4.4	5.0
Contract (1)	20.8	20.1	20.6	21.8	23.2	22.2	20.8	1.7
Data ARPU (EUR)	3.9	3.8	3.9	4.2	4.5	4.5	4.4	12.6
% non-SMS over data revenues	51.5%	54.0%	56.7%	60.8%	67.3%	67.5%	70.0%	13.3 p.p.
Churn	1.9%	1.6%	1.4%	1.5%	1.4%	3.0%	3.0%	1.6 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.9%	0.7%	0.7%	0.9%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	850	1,695	2,557	3,421	840	1,623	2,424	(5.2)
Data traffic (TB)	1,045	2,163	3,482	4,981	1,704	3,641	5,986	71.9
ARPU (EUR)	9.5	9.3	9.2	9.4	10.0	9.9	9.8	0.5
Prepay	4.6	4.4	4.4	4.4	4.5	4.6	4.5	(1.8)
Contract (1)	20.8	20.4	20.5	20.8	23.2	22.7	22.1	2.5
Data ARPU (EUR)	3.9	3.8	3.9	4.0	4.5	4.5	4.5	9.9
% non-SMS over data revenues	51.5%	52.7%	54.0%	55.7%	67.3%	67.4%	68.3%	14.3 p.p.
Churn	1.9%	1.7%	1.6%	1.6%	1.4%	2.2%	2.5%	0.8 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.7%	0.7%	0.7%	0.8%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
TELEFÓNICA UK (1)	100.0
TELEFÓNICA DEUTSCHLAND	62.7
TELEFÓNICA BRASIL (2)	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia (3)	67.5
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco TE S.p.A	100.0
DTS, Distribuidora de Televisión Digital	100.0
Mediaset Premium	11.1
Indra (4)	3.2
China Unicom	2.5
BBVA	0.7

(1)	As of 24 March 2015 Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to the Hutchison Whampoa Group. After the execution of the definitive agreement, O2 UK are reported as a discontinued operation within Telefónica Group, and its assets and liabilities as “held for sale”, in accordance with IFRS.
(2)	As of 29 July 2015 the Company agreed to exchange with Vivendi 3.5% of the share capital of Telefónica Brasil for Telefónica S.A. treasury shares, representing 0.95% of its share capital. The agreement, which was subject to approval from Conselho Administrativo de Defesa Econômica (CADE), was finally executed on September 16th.
(3)	As of 9 July 2015, Telefónica transfered 36,371,769 ordinary shares of Colombia Telecomunicaciones, S.A. ESP to the Colombian Nation. Following this transfer, Telefónica holds 67.5% of the share capital of Colombia Telecomunicaciones, S.A. ESP.
(4)	As of 29 January 2015, holding communicated to CNMV.

ADDENDA

Changes to the Perimeter

In the first nine months of 2015 the following changes have been made to the perimeter of consolidation:

•	On 28 May, after obtaining all the pertinent regulatory authorisations, the acquisition of Global Village Telecom, S.A. and its holding GVT Participações, S.A., (“GVT”), from Vivendi, S.A. was approved, as well as the issuance of Telefónica Brasil shares to Vivendi, S.A. as partial payment of GVT’s sale price.

Consequently, the closing of this acquisition for an amount of 4,663 million euros (through payment in cash and debt assumption) as well as the delivery of 12% of the share capital of the new Telefónica Brasil, resulting from the integration, were formalised. On the other hand, and in accordance with the regulatory and competition commitments assumed, Vivendi, S.A. exchanged with Telefónica, S.A. 4.5% of this percentage for 8% of Telecom Italia’s ordinary shares in June.

GVT and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method.

On July 29, Telefónica committed to deliver treasury shares representing 0.95% of its share capital to Vivendi, S.A., in exchange for preferred shares of Telefónica Brasil, S.A, representing approximately 3.5% of its share capital. The agreement, which was subject to approval by the Brazilian competition authority (CADE), was finally executed on 16 September.

•	In June 2015 the company Telco TE, S.p.A. was newly-incorporated, 100% owned by Telefónica. After the demerger of Telco, S.p.A., Telefónica received through this company the proportional shares of Telecom Italia, S.p.A (14.72% of its ordinary share capital), to which it was entitled in accordance with its stake in Telco, S.p.A.

As of 30 June, Telefónica had already completed the divestment of its entire stake in Telecom Italia, S.p.A in accordance with the regulatory and competition commitments assumed.

The new company owned by Telefónica, Telco TE, S.p.A. is included the perimeter of consolidation by the full consolidation method.

•	On 30 April, after obtaining the required regulatory approval, Telefónica de Contenidos, S.A.U. acquired 56% of DTS Distribuidora de Televisión por Satélite, S.A. (“DTS”). DTS and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method. Telefónica’s previous stake in DTS was consolidated through the equity method.

•	On 24 March 2015, Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to Hutchison Whampoa Group.

After the signing of definitive agreement, O2 UK continues as of 30 September 2015 to be part of the perimeter of consolidation of Telefónica Group, although it is now being reported as a discontinued operation and its assets and liabilities as “held for sale”, in compliance with the IFRS.

Completion of the transaction is subject, among other usual conditions, to the approval of the applicable regulatory authorities and the obtaining of waivers to certain change of control provisions.

•	The sale of yourfone GmbH was closed on 2 January 2015. The company, which was consolidated through the full consolidation method, has been removed from the perimeter of consolidation.

ADDENDA

The following Addenda includes the detailed Income Statements for Telefónica, Telefónica Hispanoamérica and Telefónica Venezuela and Central America prepared under IFRS using in January-September 2014 the exchange rate in use at the time (SICAD I 12.00 VEF/USD).

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-September
	2015	2014	%Var.
Revenues	35,337	32,947	7.3
Internal exp. capitalized in fixed assets	550	453	21.4
Operating expenses	(25,043)	(22,606)	10.8
Supplies	(9,539)	(8,637)	10.5
Personnel expenses	(4,989)	(4,599)	8.5
Other operating expenses	(10,515)	(9,371)	12.2
Other net income (expense)	52	188	(72.2)
Gain (loss) on sale of fixed assets	118	61	93.3
Impairment of goodwill and other assets	(1)	(1)	(17.0)
Operating income before D&A (OIBDA)	11,013	11,042	(0.3)
OIBDA Margin	31.2%	33.5%	(2.3 p.p. )
Depreciation and amortization	(6,356)	(5,451)	16.6
Operating income (OI)	4,657	5,591	(16.7)
Share of profit (loss) of investments accounted for by the equity method	(4)	(61)	(93.1)
Net financial income (expense)	(1,897)	(2,079)	(8.8)
Profit before taxes from continuing operations	2,756	3,451	(20.1)
Corporate income tax	(326)	(657)	(50.4)
Profit for the period from continuing operations	2,430	2,794	(13.0)
Profit for the period from discontinued operations	2,188	334	n.m.
Profit for the period	4,618	3,128	47.6
Non-controlling interests	(41)	(279)	(85.4)
Net Income	4,577	2,849	60.7
Weighted average number of ordinary shares outstanding during the period (millions)	4,800	4,587	4.6
Continuing operations earnings per share (euros)	0.46	0.52	(12.0)
Discountinued operations earnings per share (euros)	0.46	0.07	n.m.
Basic earnings per share (euros)	0.91	0.59	54.2

Notes:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and its assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the final sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
•	For the purposes of calculating the earnings per share ratios, the weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
•	Continuing operations earnings per share ratio is calculated dividing profit for the period from continuing operations, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
•	Discontinued operations per share ratio is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.
•	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela.
•	Telefónica Group consolidated results consolidate GVT and DTS from 1 May 2015 and E-Plus from the fourth quarter 2014. T. Ireland is deconsolidated from the third quarter 2014.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-September
	2015	2014	%Var.
Revenues	10,765	10,911	(0.0)
Internal exp. capitalized in fixed assets	85	75	0.0
Operating expenses	(7,676)	(7,471)	0.0
Supplies	(3,116)	(2,984)	0.0
Personnel expenses	(1,241)	(1,183)	0.0
Other operating expenses	(3,319)	(3,304)	0.0
Other net income (expense)	49	50	(0.0)
Gain (loss) on sale of fixed assets	8	0	c.s.
Impairment of goodwill and other assets	—	—	c.s.
Operating income before D&A (OIBDA)	3,232	3,565	(0.0)
OIBDA Margin	30.0%	32.7%	(2.7 p.p. )
CapEx	2,203	2,015	0.0
Spectrum	342	192	77.7
OpCF (OIBDA-CapEx)	1,029	1,550	(0.0)

Notes:

•	OIBDA and OI before management and brand fees.
•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela.

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1)(2)

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-September
	2015	2014	%Var.
Revenues	965	2,332	(58.6)
Mobile service revenues	881	2,181	(59.6)
Data revenues (3)	295	689	(57.2)
Handset revenues	85	150	(43.5)
OIBDA	222	917	(75.9)
OIBDA margin	23.0%	39.4%	(41.6 p.p. )
CapEx	179	489	(63.3)
Spectrum (4)	—	80	n.m.
OpCF (OIBDA-CapEx)	42	429	(90.2)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	The figures for Venezuela include adjustments for hyperinflation in both periods.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflation adjustments.
(4)	Spectrum payment corresponds to Panama.

DISCLAIMER

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report or any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación, s/n

28050 Madrid (España)

Tel: +34 91 482 87 00

Fax: +34 91 482 85 99

        Pablo Eguirón (pablo.eguiron@telefonica.com)

        Isabel Beltrán (i.beltran@telefonica.com)

        Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

        ir@telefonica.com

        www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 6, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer